As filed with the Securities and Exchange Commission on June 29 , 2004

Registration No. 333-115095

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO

FORM F-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ELBIT VISION SYSTEMS LTD.
(Exact name of Registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O.Box 140,
New Industrial Park, Bldg. #7
Yoqneam 20692, ISRAEL
972-4-993-6400
(Address and telephone number of Registrant’s principal executive offices)

EVS US Inc.
319 Garlington Road, Suite B4
Greenville, SC 29615,
Tel: (864) 288-9777
Facsimile: (864) 288-9799
(Name, address and telephone number of agent for service)

Copies of all Correspondence to:
DAVID H. SCHAPIRO, ESQ	SHELDON KRAUSE, ESQ.
Yigal Arnon & Co.	Ehrenreich Eilenberg & Krause LLP
1 Azrieli Center	11 East 44th Street
Tel Aviv, 67021 Israel	New York, NY 10017
Tel: 972-3-608-7855	Tel: 212-986-9700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
DATED _______, 2004

PROSPECTUS

Elbit Vision Systems Ltd.
DISTRIBUTION OF WARRANTS TO PURCHASE UP TO
4,183,950 ORDINARY SHARES
AND
RESALE OF UP TO 7,224,668 ORDINARY SHARES
BY CERTAIN SELLING SECURITYHOLDERS

This prospectus relates to the following offerings of securities:

•

The distribution by us of non-transferable warrants to purchase an aggregate of 4,183,950 of our ordinary shares to those persons that, as of 5:00 p.m., New York City time (midnight, Israel time) on May 14, 2004 (the Record Date), were shareholders of our company, except for certain excluded shareholders. Each shareholder (other than the excluded shareholders) will receive a warrant to purchase 0.5714 ordinary shares for each ordinary share held by such shareholder.  The warrants are exercisable to purchase ordinary shares at an exercise price of $0.35 per share, during a four-year period commencing at 9:00 a.m., New York City time (4:00 p.m . Israel time) on _____________, 2004 (the Distribution Date), until 5:00 p.m., New York City time (midnight, Israel time) on __________, 2008 (the Expiration Date).  This prospectus covers the offer and sale by us  of the up to 4,183,950 ordinary shares issuable upon the exercise of the warrants.

•

The sale of up to 7,224,668 of our ordinary shares by certain selling securityholders. Of such shares, 156,250 have been issued to Cornell Capital Partners LP and Newbridge Securities Corporation and up to 5,555,555 are issuable to Cornell in connection with a Standby Equity Distribution Agreement entered into in March 2004. The remaining 1,512,863 shares represent shares underlying warrants to be issued to Elbit Ltd. (Elbit), one of our major shareholders and an affiliate of our company, as part of the warrant distribution covered by this prospectus.

          We will not receive proceeds from the offering of our ordinary shares by the selling securityholders; however, we will receive proceeds from any sale of the ordinary shares to Cornell under the Standby Equity Distribution Agreement as well as the proceeds from any sale of shares upon exercise of the warrants distributed pursuant to this prospectus. All costs associated with this registration will be borne by us.

          Cornell is an “underwriter” within the meaning of the Securities Act of 1933 in connection with the sale of our ordinary shares under the Standby Equity Distribution Agreement. Pursuant to the Agreement, Cornell will pay us 100% of the lowest volume weighted average price of our ordinary shares during  the five consecutive trading-day period immediately following the notice date and will retain 5% of each advance.  With the exception of Cornell,  no other underwriter or person has been engaged to facilitate the sale of ordinary shares by us or the selling securityholders. The offering by Cornell of the ordinary shares which we may sell to Cornell will terminate 24 months after the accompanying registration statement is declared effective by the Securities and Exchange Commission. None of the proceeds from the sale of ordinary shares by the selling securityholders will be placed in escrow, trust or any similar account.

          Our ordinary shares trade on the OTC Bulletin Board under the symbol “EVSNF.OB.”  On June 24 , 2004, the last reported sale price of our ordinary shares on the OTC Bulletin Board was $  0.70 per share.

The securities offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 6.

          Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

None of the U.S. Securities and Exchange Commission, the Israeli Securities Authority or any state securities commission have approved or disapproved of these securities or passed upon the adequacy, completeness or accuracy of this prospectus. Any representation to the contrary is a criminal offense under the laws of the United States and the laws of the State of Israel.

THE COMPANY HAS RECEIVED FROM THE SECURITIES AUTHORITY OF THE STATE OF ISRAEL AN EXEMPTION PURSUANT TO THE RELEVANT PREVAILING LAWS OF THE STATE OF ISRAEL, WITH RESPECT TO OFFERING OF THE SECURITIES DESCRIBED IN THIS PROSPECTUS.

The date of this prospectus is _________ __, 2004

You should carefully read this entire prospectus, including and our prior filings with the SEC which accompany this prospectus. Unless otherwise indicated all monetary amounts in this prospectus are in U.S. Dollars.

PROSPECTUS SUMMARY

          This section answers in summary form some questions you may have about us and the offerings under this prospectus.  You should read the entire prospectus carefully, especially the “Risk Factors” section beginning on page 6. This prospectus contains figures in U.S. Dollars.

QUESTIONS AND ANSWERS ABOUT ELBIT VISION SYSTEMS LTD.

                    What do we do?

          We design, develop, manufacture, market and support automatic visual inspection and quality monitoring systems for the textile and other fabric industries.  Our systems are designed to increase the accuracy, consistency and speed of the detection of defects in the manufacturing process of fabrics in order to reduce labor costs, improve product quality and increase manufacturing efficiency.  We currently market five product lines designed to address the quality monitoring needs of different sectors within the fabric manufacturing industry: I-Tex, for the visual inspection and quality monitoring of woven and knitted fabrics; PRIN-TEX, for the detection of printing defects on fabric; Broken Filaments Analyzer, or BFA, for the detection of filament defects in glass fabrics; Shade Variation Analyzer, or SVA, for the detection of shade inconsistencies in dyed fabric; and LOOM-TEX™ for real-time inspection and quality monitoring of spinning and weaving defects during the weaving process:

          Since the middle of 2002, we have been exploring opportunities to leverage our expertise in designing visual inspection systems in order to expand our business into the field of machines for the inspection of wafers manufactured for the micro-electronic industry. As a result we are adapting our core visual interpretation technologies for the microelectronics industry. We have recently launched three new products specifically for the inspection of bare wafers manufactured by semi-conductor industry, namely the Mounting Wax Monitoring System for monitoring the uniformity of the mounting wax, the Back Side Inspection System for the optical inspection of wafer surfaces and the Dynamic Roughness Monitoring System for the in-line inspection of the roughness of the wafer surface at different stages of the manufacturing process. Additionally, we are developing technology for the automated visual inspection of liquid crystal display, or LCD, devices.

          In June 2004, we completed an investment in Yuravision Co. Ltd. (Yuravision) and a series of purchase agreements with certain of its shareholders, increasing our holdings in Yuravision to approximately 51%. Yuravision is a South Korean developer of visual inspection systems for the microelectronics and display industries. The acquisition of a controlling stake in Yuravision is intended to facilitate our efforts to penetrate the Flat Panel Display (FPD) and display technology markets. We anticipate that we will continue acquiring shares in Yuravision with the goal of increasing our interest to 100% over the next twelve months, though we have no agreement to do so.

                    Where are we located?

          Our principal executive offices are located at New Industrial Park, Building 7, Yokneam Israel.

          Our telephone number is (972) 4-993-6400, and our fax number is (972) 4-993-6450.
Further information on us is also available at www.evs.co.il

QUESTIONS AND ANSWERS ABOUT THE WARRANT DISTRIBUTION

          This section answers in summary form some questions you may have about the warrant distribution.

                    What is the warrant distribution?

          We are distributing warrants to those of our current shareholders who were registered in our shareholders register as owners of our ordinary shares at the close of business at 5:00 p.m., New York City time (midnight, Israel time), on May 14, 2004 (the Record Date) (with the exception of the Excluded Shareholders, as defined below).  For more information, see the section captioned “The Warrant Distribution”.

                    Who is eligible to participate in the warrant distribution?

          Only persons who were registered owners of our shares on the Record Date (Record Holders), with the exception of the Excluded Shareholders, are entitled to participate in the warrant distribution. If you did not own ordinary shares on that date, you will not be eligible to receive warrants in the distribution.

                    How many shares does a warrant entitle you to purchase?

          Each Record Holder (with the exception of the Excluded Shareholders) will receive, at no charge, a warrant to purchase 0.5714 of our ordinary shares for every ordinary share they owned at 5:00 p.m., New York City time (midnight, Israel time) on the Record Date.  The warrants are exercisable to purchase ordinary shares at an exercise  price of $0.35 per share, at any time over a period of four years commencing at 9:00 a.m., New York City time (4:00 p.m., Israel time) on __________________, 2004 (the Distribution Date), until 5:00 p.m., New York City time (midnight, Israel time) on __________, 2008 (the Expiration Date).

          The ordinary shares which you will be entitled to purchase under your warrant will also be rounded down to the nearest whole number. For example, if you owned 100 shares at 5:00 p.m., New York City time (midnight, Israel time) on the record date, you will receive a warrant to purchase 57 ordinary shares at an aggregate exercise price of $0.35 per share. You may choose to exercise all or a portion of your warrant during the exercise period, or you may choose not to exercise your warrant. Payment of the exercise price shall be made in U.S. Dollars.

                    Why are we engaging in a warrant distribution?

          In March 2001, Mr. Nir Alon, our chairman, purchased 1,500,000 of our ordinary shares at a price per share of $1.00.  At that time, Mr. Alon also agreed to complete a second investment in which he would purchase by no later than March 15, 2002, an additional 1,500,000 shares at a price per share of $1.00; provided that our financial results for 2001 met certain minimum thresholds.  In March 2002, we agreed to permit Altro Warenhandelsgesmbh, an Austrian company controlled by Mr. Alon (Altro), to complete the second investment in nine equal monthly installments commencing March 2002, and in May 2002, we deferred payment of the first four of these installments until no later than June 30, 2002. This investment was not completed by Altro.

          Under a plan of arrangement approved by our shareholders in October 2003 and the District Court of Haifa in November 2003, we agreed to cancel Altro’s prior commitment to invest in our company and replace it with new investment terms, which include this warrant distribution.

                    How did we arrive at the $0.35 exercise price?

          According to the plan of arrangement Altro will purchase 2,000,000 of our ordinary shares for a purchase price of $0.35 per share, payable in up to five quarterly installments to be completed by November 2004. You are being given an opportunity to increase your holding in our company by the same proportion that Altro is increasing its proportion, and for the same price per share. Consequently, should Altro complete the payment of the installments and be issued 2,000,000 of our ordinary shares pursuant to the plan of arrangement and you exercise all of your warrants, your percentage shareholding will not be affected by the issuance of 2,000,000 of our ordinary shares to Altro. To date Altro has paid the first three installments in the aggregate amount of $490,000.

                    How long will the warrant last?

          You will be able to exercise your warrant for a period of four years from 9:00 a.m., New York City time (4:00 p.m., Israel time) on the Distribution Date, until 5:00 p.m. New York City time (midnight, Israel time) on the Expiration Date. If you hold your shares through a bank, broker/dealer or other nominee, you will be required to comply with the procedural requirements of such nominee, including the procedures relating to the last time by which you may be required to provide notice of your intention to exercise your warrant (which may be earlier than the final Expiration Date of the warrants), as well as other procedural requirements described under the heading the Warrant Distribution. If you do not exercise your warrant by the date and in accordance with the procedures applicable to you, your right to exercise the warrant will expire.

                    How do you exercise your warrant?

          Shortly after the effective date of this prospectus, we will send a warrant certificate to each Record Holder (except the Excluded Shareholders). The warrant certificate will evidence the number of shares which each holder is entitled to purchase and will be accompanied by a copy of this prospectus.

          If you are a Record Holder of our ordinary shares and you wish to exercise your warrant, you should complete the exercise form on the back of the warrant certificate and send the certificate (or a notice of guaranteed delivery), accompanied by the exercise price, to the offices of American Stock Transfer & Trust Co., as our Warrant Agent, Attention: Exchange Department, to be received no later than at 5:00 p.m. New York time, (midnight, Israel time) on the Expiration Date. You may make your payment to American Stock Transfer by wire transfer or check drawn on a bank located in the United States payable to the order of American Stock Transfer & Trust Company, as Warrant Agent. Payment made to American Stock Transfer & Trust Co. must be in U.S. dollars. You are not required to fully exercise your warrant, or to exercise it at all. If you elect to partially exercise your warrant, then you should follow the procedure described above on each occasion that you exercise your warrant, until you have fully exercised the warrant.

          If you are a beneficial owner of our ordinary shares and hold them through a bank, broker/dealer or other nominee, see that should you do if you want to exercise your warrants, but your shares are held in the name of your bank, broker/dealer or other nominee?

                   After you exercise your warrant, can you change your mind?

          No. You cannot revoke the exercise of your warrant, even if you later learn information about us that you consider to be unfavorable. You should not exercise your warrant unless you are certain that you wish to purchase our ordinary shares at a price of $0.35 per share.

                    Is exercising your warrant risky?

          Yes. The exercise of your warrant involves substantial risks. Exercising your warrant means buying additional securities of our company, and you should carefully consider this purchase as you would other equity investments. Among other things, you should carefully consider the risks described under the heading Risk Factors.”

                    Do you have to exercise your warrant?

          No.

                    What are the federal income tax and Israeli income tax consequences of exercising your warrant?

          The receipt of your warrant is intended to be nontaxable. However, no ruling from the U.S. Internal Revenue Service or the Israeli tax authorities will be sought and, therefore, you should seek specific tax advice from your personal tax advisor. The exercise of your warrant may be taxable. Some of the tax consequences of exercising your warrant and selling your ordinary shares issued pursuant to the exercise of the warrant, for certain U.S. and Israeli shareholders are described herein under the heading material Income Tax Considerations. You are, however, advised to seek specific tax advice from your personal tax advisor, as this prospectus does not summarize tax consequences arising under U.S. state tax laws, tax laws outside of the U.S. and Israel or any tax laws relating to special tax circumstances or particular types of taxpayers.

                    What happens if you choose not to exercise your warrant?

          You will retain your current number of ordinary shares even if you do not exercise your warrant. However, if you do not exercise your warrant and other shareholders do, the percentage of our ordinary shares that you own will diminish, and your voting and other rights will be diluted.

                    Has our board of directors made a recommendation regarding the warrant distribution?

          No. Our Board of Directors makes no recommendation to you about whether you should exercise your warrant.

          If I am a beneficial owner of ordinary shares as of May 14, 2004 (the record date), but my shares are registered in the Company’s shareholders register in the name of a bank, broker/dealer or a depository for securities, how will I receive the warrant?

          The warrant will be issued on your behalf in the name of the bank, broker/dealer or depository for securities, who is the registered owner of the ordinary shares on the record date. Your bank or broker/dealer may request that the warrant will be re-issued in your name, upon providing satisfactory evidence to the Warrant Agent that the ordinary shares entitling the distribution of the warrant were held by such bank, broker/dealer or a depository for securities on your behalf, as the beneficial owner of such shares, on the Record Date. After the warrant certificate is issued in your name, you will be treated as any other warrant holder.

                    What should you do if you want to exercise your warrant, but your shares are held in the name of your bank, broker, dealer or other nominee?

          If you are a beneficial owner of our ordinary shares and hold them through a bank, broker/dealer or other nominee, you should expect your bank, broker/dealer or other nominee to notify you of this warrant distribution and the procedures for exercising your warrant. If you wish to exercise your warrant, you will need to have your bank, broker/dealer or other nominee act for you. If you wish to exercise your warrant, you should complete and return to your bank, broker/dealer or other nominee the form provided to you accompanied by the exercise payment payable to your bank, broker/dealer or other nominee. You should receive this form from your bank, broker/dealer or other nominee with the other warrant distribution materials. If you are a beneficial owner of our ordinary shares and hold them through a bank, broker/ dealer or other nominee, you should NOT return your exercise form or transfer the exercise payment directly to the Warrant Agent. Your bank, broker/dealer or other nominee will execute the exercise of your warrant through the appropriate facilities.

                    What fees or charges apply if you exercise your warrant?

          We are not charging any fee or sales commission to grant you the warrant or to issue the ordinary shares if you exercise your warrant. If you exercise your warrant through a bank, broker/dealer or other nominee, you are responsible for paying any fees that person may charge. In addition, you will be responsible for the payment of all taxes that may apply in connection with the issuance or exercise of the warrant.

                    How will this warrant distribution affect the price of our ordinary shares on the OTC Bulletin Board?

          Since only Record Holders are eligible, we expect that after the record date the price of the shares will already reflect the fact that persons purchasing our shares after the record date will not receive warrants. We therefore do not expect the distribution of the warrants to have any material effect on the trading price of our ordinary shares.

                    When will you receive your new shares?

          If you exercise your warrant, you will receive certificates representing the ordinary shares purchased upon exercise of the warrant as soon as practicable after the Warrant Agent has received your duly completed exercise form and your payment has cleared. Brokers may be unwilling to sell your shares until you have received certificates representing the shares we will be issuing upon exercise of your warrant.

                    How much money will we receive from the warrant distribution?

          The gross proceeds from the warrant distribution depend on the number of warrants that are exercised. If all the warrants we are distributing are exercised into 4,183,950 ordinary shares, we will receive gross proceeds of $ 1,464,382.

                    How will we use the proceeds from the exercise of the warrants?

          We will use the net proceeds generated from the exercise of warrants for working capital and general corporate purposes. We may use a portion of the net proceeds for the reduction of our current levels of debt, for the possible acquisition of additional businesses and technologies or the establishment of joint ventures that are complimentary to our current or future business. We have no specific plans or commitments with respect to any such acquisitions or joint ventures.

                    How many shares will be outstanding after the warrant distribution?

          As of June 24 , 2004, 16,472,439 of our ordinary shares were issued and outstanding (including 148,438 and 7,812 of our ordinary shares issued to Cornell and Newbridge in connection with the Standby Equity Distribution Agreement) (For more information on the Standby Equity Distribution Agreement, see the section captioned the Standby Equity Distribution Agreement). The number of ordinary shares that will be outstanding after the warrant distribution depends on the number of warrants that are exercised. If all the warrants are exercised in full, and assuming that (i) Altro will have completed its investment for the purchase of 2,000,000 of our ordinary shares; (ii) the investors that participated in our private placement transactions in December 2003 and January 2004 will have exercised all of the warrants they purchased in such transactions; (iii) we issue to Cornell all 5,555,555 of our ordinary shares reserved for issuance to Cornell ; and (iv) all of the options held by our employees are exercised , 30,831,410 of our shares will be outstanding.

          What will happen if the warrants are terminated prior to their expiration?

          In the event that the warrants are cancelled or reduced in value as a result of any action initiated by us or Altro (for example a sale of our company to Altro in which the warrants are terminated, or an additional warrant distribution to certain of our shareholders at preferential terms), then upon the occurrence of such action you will be paid compensation based on the Black and Scholes formula which will take into account for each warrant holder, among other things, the then remaining duration of the warrant, the number of shares which at that time the warrant holder is entitled to purchase under their warrants, the exercise price of the warrants, the price per share of the transaction pursuant to which the warrant is proposed to be prematurely cancelled or reduced in value, and the volatility of the price of our ordinary shares on the public market.

          Will your warrant be taken into account in the event of a future rights offering?

          In the event that prior to the expiration date of your warrant, we complete a rights offering of securities to all of our shareholders, you will be treated as if you had fully exercised your warrant when we distribute the rights.

          Will your warrant be taken into account in the event of a merger or any other adjustment to our company’s share capital?

          If as a result of a merger or consolidation, our ordinary shares are exchanged for other securities, the unexercised portion of your warrant shall be exercisable into such number of other securities as were exchangeable for the number of ordinary shares which you would have been entitled to purchase had you exercised the unexercised portion of your warrant prior to the merger or consolidation. In the event that our ordinary shares are subdivided or combined into a greater or smaller number of ordinary shares, then the number of ordinary shares you will be entitled to purchase by exercising the unexercised portion of your warrant shall be adjusted to reflect such subdivision or combination. Should we issue ordinary shares or other securities as bonus shares to our shareholders, the number of our ordinary shares issuable upon the exercise of the unexercised portion of each warrant will be increased by such number of our ordinary shares that you would have received upon the bonus distribution, had you exercised such portion of your warrant on or prior to the record date fixed for the bonus share distribution.

          Will you be permitted to vote your warrant?

          Until exercised, your warrant does not confer upon you any voting, dividends or other rights as our shareholders, in excess of the rights that you currently have as holders of our ordinary shares. Nevertheless, we may from time to time convene a separate meeting of warrantholders, at which you will be entitled to vote the number of ordinary shares which your warrant will entitles you to purchase from time to time.

QUESTIONS AND ANSWERS ABOUT THE STANDBY EQUITY DISTRIBUTION AGREEMENT

          What is the Standby Equity Distribution Agreement?

          We entered into a Standby Equity Distribution Agreement with one of the selling shareholders, Cornell, on March 30, 2004. Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically issue advance notices to Cornell requiring it to purchase our ordinary shares for a total purchase price of up to $10 million over two years.  For each ordinary share purchased under the Standby Equity Distribution Agreement, Cornell will pay us 100% of the lowest volume weighted average price of our ordinary shares on the Over-the-Counter Bulletin Board or other principal market on which our ordinary shares are traded for the 5 days immediately following the notice date.  Upon execution of the Agreement, we issued Cornell 148,438 of our ordinary shares.

          How many shares are we expected to issue Cornell under the Standby Equity Distribution Agreement?

We cannot predict the actual number of our ordinary shares that will be issued pursuant to the Standby Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. Nonetheless, we can estimate the number of our ordinary shares that will be issued using certain assumptions. We have estimated issuing an aggregate of 5,555,555 of our ordinary shares representing the maximum number of our ordinary shares that we currently anticipate issuing to Cornell pursuant to advances made under the Standby Equity Distribution Agreement (in addition to the 148,438 ordinary shares already issued to Cornell as a commitment fee). These shares would represent approximately 18% of our outstanding ordinary shares upon issuance (assuming the conversion or exercise of all of our currently outstanding securities into our ordinary shares). At our recent share price of $0.70, the issuance of an additional 5,555,555 shares to Cornell, would result in proceeds of approximately $3,890,000. At such price, in order to draw down the balance of $6,110,000 we would have to register and issue to Cornell an additional 8,728,571 of our ordinary shares.

          How many ordinary shares will be outstanding after the issuance of ordinary shares to Cornell?

          As of June 24 , 2004, we had 16,472,439 ordinary shares issued and outstanding. Assuming exercise of all the warrants distributed pursuant to this prospectus and the issuance to Cornell of all 5,555,555 of our ordinary shares reserved for issuance to Cornell, 26,211,944 of our shares will be outstanding

          Are there any limitations on the holding percentage that Cornell can acquire in our Company under the Standby Equity Distribution Agreement?

          Pursuant to the Agreement, Cornell will never be entitled to hold more than 9.9% of our outstanding share capital, and consequently, Cornell has agreed that in the event that a future purchase pursuant to an advance notice to Cornell would bring it above this threshold percentage, it will sell, prior to the purchase, as many of our ordinary shares as is required to ensure that at the time of the purchase of our ordinary shares, its holdings in our company will remain below the threshold percentage.

          Were any commissions or fees paid to third parties in connection with the Standby Equity Distribution Agreement?

          As part of the transaction with Cornell we also retained the services of Newbridge, an unaffiliated broker-dealer, as a placement agent in connection with the Standby Equity Distribution Agreement. We issued Newbridge 7,812 ordinary shares of our Company as a placement fee. We are registering the resale by Newbridge of such shares under the accompanying registration statement as well.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

          The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended.  Our actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus.  Forward-looking statements that express our beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties.  Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements.  Forward-looking statements often, although not always, include words or phrases such as the following: will likely result, are expected to, will continue, as anticipated, estimate, intends, plans, projection and outlook.”

          You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus.  Various factors discussed in this prospectus, including, but not limited to, all the risks discussed in risk Factors, and in our other SEC filings may cause actual results or outcomes to differ materially from those expressed in forward-looking statements.  You should read and interpret any forward-looking statements together with these documents.

          Any forward-looking statement speaks only as of the date on which that statement is made.  We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

RISK FACTORS

          An investment in our securities is speculative and involves a high degree of risk.  Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment.  You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our ordinary shares. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. This prospectus and statements that we may make from time to time may contain forward-looking information.  There can be no assurance that actual results will not differ materially from our expectations, statements or projections.  The information in this prospectus is complete and accurate as of this date, but the information may change after the date of this prospectus.

The market prices of our ordinary shares have been and may continue to be volatile.

     The market prices of our ordinary shares are subject to fluctuations. The following factors may significantly impact on our ability to achieve expected operating results and growth plan goals and/or affect the market price of our ordinary shares:

•	dependence on the world textile market;
•	reliance on sales of I-Tex products;
•	history of losses;
•	fluctuations in the market;
•	lengthy sales cycle;
•	long payment cycle;
•	market acceptance of products;
•	reliance on a limited number of key customers;
•	need for additional funding;
•	reliance on a limited number of key subcontractors and suppliers;
•	flaws in our manufacturing;
•	reliance on international sales;
•	competitiveness of automated visual inspection market;
•	rapid pace of technological change;
•	necessity to expand into new markets;
•	volatility of the microelectronics industry;
•	weakness of microelectronics industry;
•	difficulty of integrating acquired businesses;
•	pursuit of business to acquire;
•	additions or departures of key personnel;
•	difficulty in protecting intellectual property;
•	involvement in litigation;
•	volatility in the stock market;
•	sales of additional ordinary shares;
•	delisting from the Nasdaq SmallCap Market;
•	effects of September 11 events;
•	new regulations for corporate governance;
•	SARS/Bird Flu;
•	conditions in Israel;
•	differentials in the rate of currency exchange and inflation;
•	Israeli government grants, programs and tax benefits; and
•	enforceability of foreign judgments by Israeli courts.

     These risk factors are discussed in further detail below:

          Dependence on the Worldwide Textile Industry

          While we have made a strategic decision to diversify our product line and develop products for the microelectronics industry where we intend to focus our business in the future, the predominant portion of our revenues are still generated by our sales of automated visual inspection devices, and quality monitoring systems to textile manufacturers. As such, we are substantially dependent upon the strength of the worldwide textile industry, and in particular upon the need by manufacturers to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their production and manufacturing processes. This need is a reflection, in turn, of the worldwide level of demand for the final products produced by textile manufacturers. Demand for such products is normally a function of the prevailing global or regional economic environment and is negatively affected in circumstances of a general economic slow-down such as that which began in the late part of 2000 and continues in effect.

          There can be no assurance as to the future levels of demand for the products produced by textile manufacturers. This, coupled with our limited ability to reduce expenses due to the ongoing need for investment in research and development and to maintain our worldwide customer and support operations, and the difficulties associated with any such reductions, could, in circumstances of reduced overall demand have a material adverse effect on our business and results of operations.

          We rely heavily on sales of I-TEX systems for a significant part of our revenue.

          Sales of our I-TEX systems account for the majority of our revenues. In addition, we anticipate that sales of I-TEX systems and related textile systems will continue to account for a substantial portion of our revenues for the near term. Accordingly, our business and results of operations are dependent on sales of I-TEX systems and any decrease in sales of I-TEX systems would have a material adverse effect on our business and results.

          We have a history of losses and may not be profitable in the future.

          We have not generated net income on an annual basis since 1997. We incurred net losses of $1.31 million, $1.68 million and $0.98 million in 2001, 2002 and 2003, respectively. As of December 31, 2003, we had an accumulated deficit of approximately $18.55 million. We may continue to operate at a loss for the foreseeable future and we cannot estimate when or if we will achieve profitability. If we continue to have operating losses, there is no certainty that we will have the financial resources to continue in business.

          Fluctuations in the market may create periodic rises in expenses or falls in demand which would be difficult to offset.

          Historically, our highest level of net sales has been in the fourth quarter of each year. Nevertheless, we have experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control.  These factors include the timing of significant orders and shipments, product mix, delays in shipment, installation and/or acceptance of systems, capital spending patterns of customers, customer manufacturing cycles, trade shows, anticipated new product introductions by us or by others, competition and pricing, new product introductions by us or our competitors, the timing of research and development expenditures, expansion of marketing and support operations, changes in material costs, production or quality problems, currency  fluctuations, disruptions in sources of supply, regulatory changes and general economic conditions. Moreover, due to the relatively fixed nature of many of our costs, including personnel and facilities costs, we would not be able to reduce costs in any quarter to compensate for any unexpected shortfall in net sales, and such a shortfall would have a proportionately greater impact on our results of operations for that quarter. For example, a significant portion of our quarterly net sales depends upon sales of a relatively small number of high-priced systems. Thus, changes in the number of systems shipped in any given quarter can produce substantial fluctuations in net sales, gross profits, and net income from quarter to quarter.  In addition, in the event our machine vision systems’ average selling price changes, the addition or cancellation of sales may exacerbate quarterly fluctuations in revenues and operating results. These or other factors could have a material adverse effect on our business and operating results.

          The Sales Cycle for our products is lengthy and there is no guaranty of resulting sales.

          The marketing and sales cycle for our machine vision systems, especially in new markets or in a new application, is lengthy and can be as long as three years. Even in existing markets, due to the  $8,000 to $420,000 price for each system and possibly significant ancillary costs required for a customer to install the system, the purchase of a machine vision system can constitute a substantial capital investment for a customer (which may need more than one machine for its particular proposed application) requiring lengthy consideration and evaluation. In particular, the product must provide a potential customer with a high degree of assurance that it will meet the customer’s needs, successfully interface with the customer’s own manufacturing, production or processing system, and have minimal warranty, safety and service problems. Accordingly, the time lag from initiation of marketing efforts to final sales can be lengthy and expensive and there is no guaranty that the expenditure of significant time and resources will result in sales.

          The long payment cycle in our industry may have a negative effect on our cash flow.

          As is the case with many suppliers of equipment to the textile industry, we often receive a deposit upon receipt of an order, a partial payment upon delivery or installation and final payment pursuant to negotiated payment terms or final payment after a trail and/or acceptance period for systems sold subject to a trial period. The time required for installation and trial varies from customer to customer and may be delayed by a variety of factors, including the customer’s production cycle, integration of systems into the customer’s manufacturing process, required modifications to the customer’s production line and the availability of qualified technicians to monitor system operations. For systems sold without an evaluation period, revenue is recognized immediately upon installation of the system. For systems sold subject to a trial period, revenue is recognized upon customer acceptance. The length of the customer’s trial and acceptance period generally varies from one to twelve months after installation. We believe that we may continue to operate at a negative cash flow for certain periods in the future due to these factors. If we are unable to consistently generate sustained positive cash flow from operations, we must rely on debt or equity financing.

          We cannot guarantee market acceptance of our products.

          Our success depends on the acceptance of our products by existing and new customers. Market acceptance of our automated visual inspection and quality monitoring systems will depend, in large part, on the pricing of the products and our ability to demonstrate the cost and quality advantages of our systems over human visual inspection and quality monitoring of fabrics. There can be no assurance that we will be able to market our products successfully or that any of our current or future products will be accepted in the marketplace.

          We rely on a small number of customers for a significant portion of our revenues.

          Although the composition of our customers changes from year to year, we expect to continue to receive a significant portion of our revenue from a limited number of customers. In 2001, 2002 and 2003 one of our customers accounted for 21% 9.5% and 17% of our net sales respectively. While no other customer accounted for more than 10% of our net sales in 2001, 2002 or 2003, we expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss or cancellation of business to these customers could seriously harm our financial results and business.

          We may require additional financing.

          Under the plan of arrangement approved by the Haifa District Court in November 2003, Altro agreed to purchase 2,000,000 of our ordinary shares for an aggregate purchase price of $700,000 which will be paid in up to five quarterly installments, the last of which is to be paid by November 2004. As of June 1, 2004, we had received the first three installments amounting to an aggregate payment of $490,000. Also pursuant to the plan of arrangement, we are distributing to our shareholders who were the registered owners of our shares on the record date (with the exception of the Excluded Shareholders) 4,183,950 warrants with an exercise price of $0.35 per ordinary share and exercisable for four years from the effective date of this prospectus. Additionally, pursuant to a series of private placement transactions with certain investors during December 2003 and January 2004, we issued an aggregate of (i) 5,099,911 of our ordinary shares for an aggregate purchase price of $3,927,123, (ii) warrants to purchase 241,800 and 943,825 of our ordinary shares with an exercise price of $0.68 and $0.85 per ordinary share, respectively, which are exercisable for two years from December 31, 2003 (of which warrants to purchase 156,000 shares at $0.68 per share have since been exercised); and (iii) warrants to purchase 100,816 and 382,653 of our ordinary shares with an exercise price of $0.98 and $1.4 per ordinary share, respectively, and which are exercisable for two years from January 31, 2004 (of which, warrants to purchase 85,714 shares at $0.98 per share have since been exercised). Additionally, on March 31, 2004 we granted our former chief executive officer a warrant to purchase 35,000 of our ordinary shares with an exercise price of $0.35 per share, exercisable until March 31, 2008. Should all of the warrants described above be exercised, we will receive proceeds of an additional $2,968,273. Furthermore should we utilize our standby equity distribution mechanism with Cornell in full over the next two years, we will receive proceeds of approximately an additional $9,500,000. Nevertheless, such funding may not be sufficient to support all of our operations and we may be required to seek additional financing. We may not, however, be able to obtain additional financing on terms satisfactory to us, if at all. Recent increases in the number of our outstanding shares and our substantial losses may limit our ability to complete additional debt or equity financing (For further information see the section captioned “Risk Factors Relating to the Standby Equity Distribution Agreement”).

          We depend on a limited group of subcontractors and suppliers.

          Certain components and subassemblies included in our products are obtained from a single source or a limited group of suppliers and subcontractors. Our reliance on a single or a limited group of suppliers could result in an inability to obtain adequate supplies of certain components, a reduction in control over pricing and the timely delivery of components, as well as potentially having an adverse affect on the results of our operations and be damaging to our relations with our business. There can be no assurance that supplies will be available to us on an acceptable basis. Inability to obtain adequate supplies of components or to manufacture such components internally could have an adverse effect on us. Additionally, a significant increase in the price of one or more of these components or subassemblies could negatively affect the results of our operations. Furthermore, any material interruption in production at our facility could have a material adverse effect on our business, operating results and financial condition.

          We may have flaws in the design or manufacture of our products.

          If flaws in either the design or manufacture of our products were to occur, we could experience a rate of failure in our products that could result in significant delays in shipment and material repair or replacement costs. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers and contract manufacturers, there can be no assurance that these actions will be sufficient to avoid a product failure rate that results in substantial delays in shipment, significant repair or replacement costs, or potential damage to our reputation, any of which could have a material adverse effect on our operating results.

          Our international sales could be adversely affected by changes in domestic and foreign regulations.

          Our systems have been sold primarily in the United States, Europe and the Far East. We are subject to the risks inherent in international business activities.  These risks include unexpected changes in regulatory requirements, compliance with a wide variety of foreign laws and regulations, import restrictions, tariffs and other trade barriers, staffing and managing foreign operations, transportation delays and seasonal reduction of business activities. Additionally, if for any reason exchange or price controls or other restrictions on conversion of foreign currencies were imposed, our business could be adversely affected.

          Competition in the field automated vision inspection is intense.

          Several companies working with the textile industry, have developed products with similar visual inspection or quality monitoring capabilities, such as Uster Technologies AG (formally Zelleweger Uster) BarcoVision and Cognex. It is possible that systems developed by these or other future competitors will prove more effective than our systems and that potential customers will prefer them.  The competition for the development and sale of advanced automated vision systems in other industries and for other applications is also intense. To the extent providers of automated vision systems choose to focus on or develop advanced automated vision technology for the fabric industry or other industries for which we attempt to develop products, we could face significant competition in the future.  If we are unable to maintain our competitive advantage in the textile industry or are unable to convince potential customers of the superiority of our products in markets in which we seek to compete, our business may be seriously harmed. Our potential competitors operating in other industries may be more established, benefit from greater market recognition and have greater financial, production and marketing resources than we have. There can be no assurance that our potential competitors will not develop products that render our products less competitive.

          We may not be successful in keeping pace with the rapid technological changes that characterize our industry.

          The technology incorporated in vision inspection and quality monitoring systems is characterized by rapid changes. Moreover, the emergence of new technologies can rapidly render existing products obsolete and unmarketable. Our ability to anticipate changes in technology and industry standards and successfully develop and introduce new and enhanced products which can gain market acceptance on a timely basis will be a critical factor in our ability to grow and to remain competitive. In addition, we intend to diversify our business by developing new products based on our core technology. There can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage transitions from one product release to the next, or that our future products will achieve market acceptance.

          We depend on expanding our business into new markets.

          While the majority of our revenues are generated from sales to the textile industry, these sales have historically been insufficient to generate significant net profits. Our future success and growth depends upon our successful penetration of new markets. Following extensive market research, we have determined that our technology could be relatively easily adapted for use in the microelectronics industry and that such a transition presents us with a significant business opportunity. Consequently, we are developing our existing vision technology so as to adapt it to the requirements of the microelectronics industry, particularly in the field of wafer inspection for the semi-conductor industry and for the inspection of liquid crystal display devices, or LCD’s. We have recently released three products for the visual inspection of bare wafers required for the manufacture of semi-conductors. Should we be unable to anticipate the trends of the microelectronics industry, or fail to develop products which provide the necessary standard of inspection, then given the capital investments that we have made in order to penetrate these new markets, such failure could adversely affect our longer-term plans for expanding our business.

          The microelectronics industry is highly volatile and unpredictable.

          As a supplier to the microelectronics industry, we will be subject to the business cycles that characterize this industry, the timing, length and volatility of which, are difficult to predict. The microelectronics industry has historically been cyclical because of sudden changes in demand for microelectronics and capacity requirements, including capacity utilizing the latest technology. These changes affect the timing and amounts of customers’ capital equipment purchases and investments in new technology. Consequently, in the event that we successfully develop our inspection devices for the industry, these cycles could create pressure on our ability to launch new products to market or adapt existing products in a timely manner, which could affect our net sales, gross margin and net income. Additionally, these cycles could challenge key management, engineering and other employees, who are vital to our success.

          The current weakness in the microelectronics industry could affect our ability to launch our products.

          Even though our current business model for penetrating the microelectronics industry is based on the current weakness in that industry by focusing on add-on products (e.g. wax and haze inspection technologies) to the installed manufacturing capacity rather than on new capital equipment, should the current weakness continue into the long-run, our ability to make significant profits in this industry will be adversely affected.

          We may not successfully integrate or complete the acquisition of Yuravision.

          We are presently in the process of acquiring the shares in Yuravision Co. Ltd., a South Korean company, which specializes in the development of automated vision inspection equipment for the microelectronics industry, particularly in the field of LCD devices. We presently own a 51% equity stake in Yuravision which we acquired through direct investment and a series of purchase agreements with Yuravision shareholders.  Our total investment in Yuravision, including advances, is approximately $1.1 million.  Our acquisition of a controlling interest in Yuravision also presents the challenge of operating a business in a country with which Israel has had limited business relationships and in which we have not previously done business. Should we fail to complete the acquisition or fail to integrate the employees or business of Yuravision in the manner we had anticipated, or should Yuravision fail to develop or commercialize the inspection equipment as expected, we may not succeed in penetrating the sectors of the microelectronics industry that we currently believe are necessary for our future profitability.

          We intend to continue pursuing businesses to acquire.

          Our business strategy includes selective expansion into other automated vision applications through the acquisition of businesses and technologies. We plan to continue to seek opportunities to expand our product line, customer base, and technical talent through acquisitions in the automated vision industry. Acquisitions involve numerous risks, including, but not limited to, diversion of management’s attention from other operational matters, the inability to realize expected synergies resulting from the acquisition, failure to commercialize purchased technology, and the impairment of acquired intangible assets resulting from technological obsolescence or lower-than-expected cash flows from the acquired assets. Acquisitions are inherently risky and the inability to effectively manage these risks could have a material adverse effect on our operating results.

          We depend on a limited number of key personnel who would be difficult to replace.

          Our success depends in large part on certain of our personnel, including our sales representatives, executive and research and development personnel and our technical staff, the loss of the services of whom would have a material adverse effect on us. There is considerable competition for the services of such personnel. There can be no assurance that we will be able either to retain our current personnel or acquire additional qualified personnel as and when needed.

          We may not be able to protect our intellectual proprietary rights.

          We rely primarily upon a combination of trademark, copyright, know-how and trade secrets and contractual restrictions to protect our intellectual property rights. In addition, our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. Certain elements of our technology are licensed from Dr. Ilan Tamches. We have certain exclusive rights to this technology with respect to the textile industry and certain non-exclusive rights with respect to other industries. Neither we, nor, to our knowledge, Dr. Tamches have any patents or patent applications pending with respect to this technology. We do have a registered patent in France and Germany and patent applications pending in Canada and Israel with respect to certain technology incorporated in the video cameras used by our systems. For our developments for the microelectronics-electronic industry we have intend to apply for patents pending for our haze and wax inspection technologies. We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our confidentiality and non-competition agreements will be enforceable and that our proprietary technology will remain a secret or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

          We may become involved in litigation.

          From time to time, we may be subject to various claims and lawsuits by competitors, customers, or other parties arising in the ordinary course of business. Such matters can be time-consuming, divert management’s attention and resources, and cause us to incur significant expenses. Furthermore, than can be no assurance that the results of any of these actions will not have a material adverse effect on our operating results. Additionally, significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims are valid. In November 2002, we filed a claim for damages for the unlawful use of our technology against our former founder Mr. Hillel Avni and Panoptes Ltd., a company established by him. In our claim we also requested that the court order a permanent injunction preventing Panoptes from making any use of our technology. In December 2002, Panpoptes and Mr. Avni filed a counter-claim for damages stating that we had entered into negotiations with Panoptes in bad faith. Panoptes and Mr. Avni also requested a permanent injunction against our company. . In June 2004, the Haifa District Court rejected a counter-claim by Panoptes and ordered Panoptes to pay us damages. Despite the success of our claim against Panoptes, we may not always be successful in such types of action and we may find it difficult to maintain a competitive advantage in the field of automated vision inspection in the textile industry.

          Our results are affected by volatility in the securities markets.

          Due to the downturn in the world economy over recent years, the securities’ markets in general have recently experienced increased volatility, which has particularly affected the market prices of equity securities of many high-technology companies, including companies that have a significant presence in Israel.  Although the volatility of these companies’ securities has often been unrelated to their operating performance, they, and particularly those in the fields of communications, software and internet, may experience difficulties in raising additional financing required to effectively operate and grow their businesses.  Such failure and the volatility of the securities market in general, and in relation to our shares in particular, may affect our ability to raise additional financing in the future.

       Our ordinary shares may be affected by limited trading volume and may fluctuate significantly in price.

        Our ordinary shares are traded on the Over-the-Counter Bulletin Board. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in May 2004 was 26,133 shares. The high and low bid price of our ordinary shares for the last two years has been $2.05 and $0.11, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

          Our Ordinary Shares are deemed to be “Penny Stock” which may make it more difficult for investors to sell their shares due to suitability requirements.

     Our ordinary shares are deemed to be “penny stock” as that term is defined in Rule 3a51-1promulgated under the Securities Exchange Act of 1934. Penny stocks are stock:

•	With a price of less than $5.00 per share;
•	That are not traded on a “recognized” national exchange;
•	Whose prices are not quoted on the Nasdaq automated quotation system; or
•

Of issuers with net tangible assets of less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if issuer has been in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

     Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks.  Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our ordinary shares by reducing the number of potential investors. This may make it more difficult for our shareholders to sell shares to third parties or to otherwise dispose of them. This could cause our share price to decline.

          The large number of shares available for future sale could adversely affect the price of our ordinary shares.

          As of June 24 , 2004, 16,472,439 of our shares were outstanding. In addition, 4,183,950 of our shares are issuable upon the exercise of the warrants distributed to our shareholders pursuant to the warrant distribution to which this prospectus relates with an exercise price of $0.35 per ordinary share. Additionally, in December 2003 and January 2004 we entered into private placement transactions with a group of investors, or the Investors. Pursuant to these transactions, we issued the Investors warrants to purchase an aggregate of 1,669,094 of our ordinary shares of which warrants to purchase 85,714 shares remain outstanding as follows:

•	85,800 shares at an exercise price of $0.68 per share,
•	943,825 shares at an exercise price of $0.85 per share,
•	15,102 shares at an exercise price of $0.98 per share and
•	382,653 shares at an exercise price of $1.40 per share.

Furthermore, 35,000 of our ordinary shares are issuable to our former chief executive officer upon the exercise of a warrant with an exercise price of $0.35 per share, exercisable until March 31, 2008, and 3,157,086 of our ordinary shares are currently issuable to our present and former employees, directors and consultants upon the exercise of options granted pursuant to our 1996, 2000 and 2003 employee option plans, with varying exercise prices, ranging between $0.15 per share and $3 per ordinary share. In addition, pursuant to our Standby Equity Distribution Agreement with Cornell, we may issue Cornell a currently unknown number of our ordinary shares in addition to the 148,438 shares already issued to it in consideration for providing the equity line. We estimate issuing Cornell approximately an additional 5,555,555 of our ordinary shares, but we may issue a lesser or greater number depending on the lowest volume weighted average per share price of our shares over the five day period following each advance notice. All of the shares issuable upon the exercise of the employee options are registered for resale. Following the effective date of this registration statement, as well as another pending resale registration statement, all of the shares currently issued to or reserved for Cornell and the shares underlying the warrants referred to above will be registered for resale, and will not be subject to any contractual restrictions on resale. Future resales of any of these shares, or the anticipation of such sales, could cause an increase or an anticipated increase of the number of our shares in the market and therefore could adversely affect the market price of our ordinary shares and materially impair our future ability to raise capital through an offering of equity securities and could result in increased volatility in the price of our shares.

          Our ordinary shares were delisted from the Nasdaq SmallCap Market

          On November 19, 2003, our ordinary shares were delisted from The Nasdaq SmallCap Market. The basis of the delisting was our failure to comply with the $2.5 million minimum shareholder equity requirement for continued listing on The Nasdaq SmallCap Market. Since December 2003, our shareholder equity has exceeded this minimum requirement and we requested a review of the delisting decision. On April 7, 2004, the Nasdaq Listing and Hearings Review Council, or Council, rejected our appeal and on April 29, 2004 we were informed that the Council refused to reconsider its decision. We do not presently intend to further challenge the decision .  We are currently traded on the Over the Counter Bulletin Board. Since delisting, our share price has fallen from $1.76 on November 18, 2003 to $ 0.70 on June 23 , 2004. The delisting may contribute to a further deterioration in the liquidity, marketability and price of our ordinary shares.

          We have been and may continue to be negatively affected by the aftermath of September 11 events.

          On September 11, 2001, the United States was subject to terrorist attacks at the World Trade Center buildings in New York City and at the Pentagon in Washington, D.C.  In response to these terrorist attacks, a United States-led coalition of nations retaliated against the Taliban regime in Afghanistan. Since this time governmental intelligence authorities issue from time to time warnings of the imminent threat of further attacks against civilian and military installations. On March 17, 2003, a coalition of countries led by the United States and the United Kingdom commenced large-scale military action against Iraq, which resulted in a change in the Iraqi regime. Nevertheless, unrest continues in Iraq and Afghanistan. These attacks and armed conflicts, as well as the uncertainty surrounding these issues, have had, and we expect will continue in the foreseeable future to have, an adverse effect on the global economy, and could result in a disruption of our business or that of our customers.

          Corporate governance scandals and new legislation could increase the cost of our operations.

          As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general are expected to increase in the near future. New legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

          Conditions in Israel may affect our operations.

          We are incorporated under the laws of, and our corporate offices, research and development operations and production facilities are located in, Israel.  Although almost all of our current sales are made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel and the Middle East.  Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations.

          Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries.  In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries.  Israel has entered into peace agreements with Egypt and Jordan, various agreements with certain Arab countries and the Palestine Liberation Organization and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East. Nevertheless, there has been a significant escalation in violence since September 2000, which has continued with varying levels of severity into 2001, 2002, and 2003. Negotiations between Israeli and Palestinian representatives have ceased in light of heightened terrorist activity of groups operating within the Palestinian Authority.  The political and security situation in Israel may result in certain parties, with whom we have entered into contractual relations, claiming that they are not obligated, pursuant to force majeure provisions, to perform their commitments under such agreements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could preclude us from raising capital. Furthermore, our main facilities are located in Israel, which is currently experiencing civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if events associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses and/or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.  While these developments have not had a material impact on our business, we can give no assurance that it will not have such an effect in the future.

          Furthermore, all non-exempt male adult permanent residents of Israel under the age of 48 are obligated to perform military reserve duty and may be called to active duty under emergency circumstances.  There have. Recently, there has been a significant call-ups of military reservists in the past, and it is possible that there will be additional call-ups in the future.  While we have operated effectively despite these conditions in the past, we cannot assess what impact such conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the extended absence of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

          The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

          Most of our sales are made in U.S. dollars.  We occasionally agree to make sales in other currencies, usually the Japanese Yen and the Euro. This exposes us to market risk from changes in foreign exchange rates vis-a-vis the U.S. dollar.  We generally utilize foreign currency exchange contracts to mitigate these risks.  Under these contracts, increases or decreases in our foreign currency transactions are partially offset by gains and loses on the forward contracts, so as to mitigate the possibility of foreign currency transaction gains and losses. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. There can be no assurance that we will not incur losses from such fluctuations.

          We benefit from certain government programs and tax benefits, which may change or be withdrawn.

          We benefit from certain Israeli government grants, programs and tax benefits. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets. If we fail to meet such conditions in the future, we could be required to refund payments under these programs or pay certain taxes. There can be no assurance that such programs and tax benefits will be continued in the future, at their current levels or otherwise. The termination or reduction of certain programs and tax benefits could have a material adverse affect on our business, results of operations and financial conditions.

          Israeli courts might not enforce judgments rendered outside of Israel.

          We are incorporated in Israel. Most of our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons.  It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

          If a foreign judgment is enforced by an Israeli court, it generally will be payable in New Israeli Shekels, which can then be converted into foreign currency at the rate of exchange of such foreign currency on the date of payment. Pending collection, the amount of the judgment of an Israeli court stated in New Israeli Shekels (without any linkage to a foreign currency) ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate prevailing at such time.  Judgment creditors bear the risk of unfavorable exchange rates.

                    Risks Related to the Warrant Distribution

          If you do not exercise your warrant in full, you may suffer significant dilution of your percentage ownership of our ordinary shares.

          To the extent that you do not exercise your warrant in full, but warrants are exercised by other warrantholders to a greater extent than you have exercised your warrant, your proportionate voting interest will be reduced, and your percentage ownership of our expanded equity after exercise of the warrants will be disproportionately diluted.

          Warrantholders may experience procedural delays in exercise of warrants or sale of underlying shares.

          We cannot assure you that following the exercise of your warrant, you will be able to sell your ordinary shares at a price equal to or greater than the exercise price. If you are a record holder, your broker may not agree to the exercise of your warrant until you receive a warrant certificate or to sell your ordinary shares purchased pursuant to the exercise of your warrant until you receive a share certificate.  Certificates representing the warrant will be delivered as soon as practicable after the effective date of this prospectus and certificates for the shares purchased pursuant to an exercise of the warrant will be delivered as soon as possible after such exercise. We will not pay you interest on funds delivered by you when you exercise your warrant.

          Current prospectus and State Blue Sky registration required for exercising the warrants.

          The warrants are not exercisable unless, at the time of exercise, we have a current prospectus covering the ordinary shares issuable upon the exercise of the warrants, and the ordinary shares have been registered, qualified or deemed to be exempt under the securities or blue sky laws of the state of residence of the exercising U.S. holder of the warrants.  Although we have undertaken to use our reasonable efforts to have all of the ordinary shares issuable upon the exercise of the warrants so registered and qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the warrants, which will be primarily satisfied through our continuous compliance with the reporting requirements of the Securities Exchange Act of 1934, there is no assurance that we will be able to do so.  The value of the warrants may be greatly reduced if a current prospectus covering the ordinary shares issuable upon the exercise of the warrants is not kept effective or if such ordinary shares are not qualified or exempt from qualification in the states in which U.S. holders of the warrants reside.

          The exercise price of the warrants is not an indication of our value.

          Our board of directors determined the exercise price of the warrants as equal to the price which Altro is paying for our ordinary shares pursuant to the plan of arrangement. The exercise price does not necessarily bear any relationship to the book value of our assets, past operations, cash flow, earnings (or losses) or financial condition. You should not consider the exercise price of the warrants as an indication of our present or future value. We have neither sought nor obtained a valuation opinion from an outside financial consultant or investment banker.

          Risks Relating to the Standby Equity Distribution Agreement

          For further a detailed discussion of the Standby Equity Distribution Agreement, see “The Standby Equity Distribution Agreement”.

          We may not be able to access sufficient funds when needed under the Standby Equity Distribution Agreement and the price of our ordinary shares will affect our ability to draw down on the Standby Equity Distribution Agreement.

          Currently, we are dependent upon external financing to fund our operations.  Our financing needs are expected to be provided, in large part, by our Standby Equity Distribution Agreement.  The amount of each advance under the Standby Equity Distribution Agreement is subject to a maximum amount equal to $300,000 per week.  Because of this maximum advance restriction, we may not be able to access sufficient funds when needed.

          In addition, there is an inverse relationship between the price of our ordinary shares and the number of ordinary shares which will be issued under the Standby Equity Distribution Agreement. Based on our recent share price of $ 0.70 , we would have to issue to Cornell 14,285,714 of our ordinary shares in order to draw down the entire $10 million available to us under the Standby Equity Distribution Agreement.  Based on our recent share price of $ 0.70 and the fact that we are registering for future issuance to Cornell 5,555,555 of our ordinary shares under the Standby Equity Distribution Agreement in the accompanying registration statement (excluding 148,438 of our ordinary shares already issued to Cornell by way of a commitment fee), we could only draw $ 3,888,890 under the Standby Equity Distribution Agreement.  Our Articles of Association currently authorize us to issue 40,000,000 shares and, as of June 24 , 2004, we had 16,472,439 shares issued and outstanding.  In the event we desire to draw down any available amounts remaining under the Standby Equity Distribution Agreement after we have issued all shares being registered for resale by Cornell in the accompanying registration statement, we will have to file a new registration statement to cover such additional shares that we would issue for additional draw downs on the Standby Equity Distribution Agreement.  Unless we obtain profitable operations, it is unlikely that we will be able to secure additional financing from external sources other than our Standby Equity Distribution Agreement.  Therefore, if we are unable to draw down on our Standby Equity Distribution Agreement, we may be forced to curtail or cease our business operations.

          The Standby Equity Distribution Agreement could have an adverse effect on our ability to make acquisitions with our ordinary shares.

          We cannot predict the actual number of our ordinary shares that will be issued pursuant to the Standby Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw.  It may be necessary for our shareholders to approve an increase in our authorized share capital for us to register additional ordinary shares in order to have sufficient authorized shares available to make acquisitions using our ordinary shares.  As we issue our ordinary shares pursuant to the Standby Equity Distribution Agreement, we may not have sufficient ordinary shares available to successfully attract and consummate future acquisitions.

          Our shareholders may be diluted by as a result of the Standby Equity Agreement, by more than we currently anticipate.

          We do not know how many ordinary shares, if any, will be issued to Cornell over the following two years pursuant to the Standby Equity Distribution Agreement. In addition to 148,438 of our ordinary shares already issued and registered pursuant to this prospectus, we have registered a further 5,555,555 of our ordinary shares pursuant to the accompanying registration statement, which will also be available for resale by Cornell. We have estimated issuing Cornell the additional 5,555,555 of our ordinary shares, based on the maximum number of our ordinary shares that we currently anticipate issuing to Cornell pursuant to advances under the Standby Equity Distribution Agreement. However, based on our recent share price of $0.70, we would have to issue to Cornell 14,285,714 of our ordinary shares in order to draw down the entire $10 million available to us under the Standby Equity Distribution Agreement. Our ability to cause Cornell to advance funds under the Standard Equity Distribution Agreement is not subject to any minimum volume weighted average price of our ordinary shares. The lower the price of our ordinary shares on the market at the time of an advance, the more shares will be issued to Cornell and the greater dilution will be caused to the interests of our shareholders.

          Sales of our ordinary shares by Cornell could cause downward pressure on the price of our shares.

          Pursuant to the Standby Equity Distribution Agreement, Cornell will never be entitled to hold more than 9.9% of our outstanding share capital. Consequently, Cornell has agreed that in the event that a future required purchase would bring it above this threshold percentage, it will sell, prior to the purchase, as many of our ordinary shares as is required to ensure that its holdings in our company will remain below the threshold percentage at the time of purchase To the extent Cornell sells our ordinary shares, the share price may decrease due to the additional shares in the market.  This could allow Cornell to be issued more of our shares following an additional advance issued by us and any subsequent sale of such greater amounts of our ordinary shares, could further depress the share price. The significant downward pressure on the price of our ordinary shares as Cornell sells material amounts of our shares could encourage short sales by Cornell or others.  This could place further downward pressure on the price of our ordinary shares.

THE WARRANT DISTRIBUTION

Before exercising your warrant, you should read carefully the information set forth under “Risk Factors.”

The Warrants

          We are distributing non-transferable warrants to shareholders (with the exception of the Excluded Shareholders) who are registered in our shareholders register as owners of our ordinary shares at 5:00 p.m. New York time (midnight, Israel time) on May 14, 2004 (the Record Date), at no cost to the shareholders. The warrants distributed to you will be at no charge and will entitle you to purchase 0.5714 of our ordinary shares for every ordinary share that you own on the record date, at an exercise price of $0.35 per share.

          The exercise price must be paid to American Stock Transfer & Trust Co., as Warrant Agent pursuant to the procedures described herein.

          You will be entitled to exercise the warrant for a four-year period beginning after 9:00 a.m. New York City time (4:00 Israel time) on ______________________, 2004 and ending at 5:00 p.m. New York City time (midnight, Israel time) on  _____________, 2008. American Stock Transfer & Trust Co.(the Warrant Agent) will issue to you a certificate representing the warrant issued to you in this warrant distribution as soon as practicable after the date of this prospectus.  We will issue to you a certificate representing the initial number of ordinary shares you will be entitled to purchase upon exercise of the warrant issued in this distribution as soon as practicable after the Warrant Agent has received your duly completed exercise form and your payment has cleared. If you hold your shares through a bank, broker/dealer or other nominee, your time to exercise will be subject to the timing requirements of your bank, broker/dealer or other nominee (which may be earlier than the final expiration date of the warrants), in addition to other procedural requirements of your bank, broker/dealer or other nominee, as described below.

No Fractional Entitlements

          The number of shares which you will be entitled to purchase under your warrant will be aggregated for all of the ordinary shares you own on the record date and then rounded down to the nearest whole number.  We will neither issue warrants to purchase fractional shares nor cash in lieu thereof.  Payment of the exercise price will be accepted for a whole number of shares only.

Adjustments

          The number of ordinary shares issuable upon the exercise of the warrants is subject to adjustments in the event of a merger, consolidation, subdivision, combination, or reclassification of our ordinary shares. In the event of a rights offering of securities to all of our shareholders, then you will be treated as if you had fully exercised your warrant when we distribute the rights. In addition, in the event of the distribution of bonus shares, the number of our ordinary shares issuable upon the exercise of the unexercised portion of each warrant will be increased by such number of our ordinary shares that you would have received upon the bonus share distribution, had you exercised such portion of your warrant on or prior to the record date fixed for the bonus share distribution.

Excluded Shareholders

          The Warrants will be distributed to all persons who are the registered holders of our ordinary shares on the Record Date (Record Holders), with the exception of certain shareholders. The shareholders which will be excluded from the warrant distribution are as follows: Altro Warenhandelsgesmbh, our controlling shareholder, Cornell Capital Partners L.P., Newbridge Securities Corporation and those investors which participated in our December 2003 and January 2004 private placement investments, other than Meitav Capital (2002) Ltd, with respect to 241,714 of our ordinary shares which it holds having exercised prior to the Record Date an option which it received for its financial services in connection with such investments. All of these shareholders, or collectively, the Excluded Shareholders, have agreed that they shall not be distributed warrants pursuant to the distribution.

Termination of Warrants

          In the event that the warrants are cancelled or reduced in value as a result of any action initiated by us or Altro (for example a sale of our company to Altro in which the warrants are terminated, or an additional warrant distribution to certain of our shareholders at preferential terms), then upon the occurrence of such action you will be paid cash compensation based on the Black and Scholes formula which will take into account for each warrant holder the then remaining duration of the warrant, the number of shares which at that time the warrant holder is entitled to purchase under their warrants, the exercise price of the warrants, the price per share of the transaction pursuant to which the warrant is proposed to be prematurely cancelled or reduced in value and the volatility of the price of our ordinary shares on the public market.

No Recommendation to Shareholders

          We are not making any recommendations as to whether or not you should exercise your warrant. You should make your decision based on your own assessment of your best interests after reading this prospectus.

Determination of the Exercise Price

          In March 2001, Mr. Nir Alon, our chairman, purchased 1,500,000 of our ordinary shares at a price per share of $1.00.  At that time, Mr. Alon also agreed to complete a second investment in which he would purchase by no later than March 15, 2002, an additional 1,500,000 shares at a price per share of $1.00; provided that our financial results for 2001 met certain minimum thresholds.  In March 2002, we agreed to permit Altro , to complete the second investment in nine equal monthly installments commencing March 2002, and in May 2002, we deferred payment of the first four of these installments until no later than June 30, 2002. This investment was not completed by Altro.

          Under a plan of arrangement approved by our shareholders in October 2003 and the District Court of Haifa in November 2003, we have agreed to cancel Altro’s prior commitment to invest in our company and replace it with new investment terms, which include this warrant distribution.

          According to the plan of arrangement Altro will purchase 2,000,000 of our ordinary shares for a purchase price of $0.35 per share, payable in up to five quarterly installments to be completed by November 2004. You are being given an opportunity to increase your holding in our company by the same proportion that Altro is increasing its proportion, and for the same price per share. Consequently, should Altro complete the installments and be issued 2,000,000 of our ordinary shares pursuant to the plan of arrangement and you exercise all of your warrants, your percentage shareholding will not be affected by the issuance of our ordinary shares to Altro.  To date Altro has paid the first three installments in the aggregate amount of $490,000.

Our Decision Binding on You

          All questions concerning the timeliness, validity, form and eligibility of any exercise of warrants will be determined by us in accordance with the terms of this prospectus, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any warrant by reason of any defect or irregularity in such exercise. Payments of the exercise price will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to notify you of any defect or irregularity in connection with the exercise of your warrant or incur any liability for failure to give such notification.

No Revocation of Exercise of Warrant

          After you have exercised your warrant, you may not revoke that exercise. You should not exercise your warrant unless you are certain that you wish to purchase our ordinary shares.

Method of Exercise of Warrants for Record Holders

          Shortly after the effective date of the prospectus, we will send by registered mail or personal delivery to each Record Holder (with the exception of the Excluded Shareholders) a warrant certificate conferring the right to purchase the number of our ordinary shares applicable to each Record Holder. The warrant certificate will be accompanied by a copy of this prospectus, and on the back of the warrant certificate will be a warrant exercise form.

          If you wish to exercise your warrant, you may do so until 5:00 p.m., New York City time (midnight, Israel time) on _____________, 2008. You may exercise your warrant by delivering to the Warrant Agent prior to the termination of the appropriate exercise period:

•	A properly completed and duly executed warrant certificate;
•	Any required signature guarantees; and
•	Payment in full of $0.35 for each ordinary share that you wish to purchase through exercise of the warrant.

You should deliver your warrant certificate and payment to the Warrant Agent at the address shown under the heading “The Warrant Distribution - Warrant Agent.”

Issuance of Shares

          We will issue you share certificates for the ordinary shares issuable upon the exercise of the warrants in this distribution as soon as practicable after the Warrant Agent has received your duly completed exercise form and your payment has cleared.  Brokers may be unwilling to sell the ordinary shares to be issued to our record holders until these holders have received certificates representing the warrants.

          The ordinary shares issued upon exercise of the warrant will be equal in all respects to our ordinary shares outstanding as of the date of the exercise notice, and will confer upon their holders all such rights attached to the ordinary shares provided that the record date for such rights is on or after the date of the exercise notice.

          The Warrant Agent may refuse to accept improperly completed or delivered or unexecuted exercise forms. The Warrant Agent must receive payment in full of the exercise price for the number of shares that you are purchasing, together with the exercise form (or notice of guaranteed delivery).

Ambiguities in Exercise of Warrant

          If you do not specify the number of ordinary shares you wish to purchase when exercising your warrant, or if your payment is not sufficient to pay the total exercise price for all of the ordinary shares that you indicated you wished to purchase, you will be deemed to have exercised the purchased the maximum number of ordinary shares that could be purchased for the amount of the exercise payment received from you. If your payment exceeds the total exercise price for all of the ordinary shares you have elected to purchase, we will refund you the balance with no interest.

Beneficial Owners Who Are Not Record Holders

          If you are a beneficial owner of our ordinary shares and hold them through a bank, broker/dealer or other nominee, you should expect your bank, broker/dealer or other nominee to notify you of this warrant distribution and the procedures for exercising your warrant. If you wish to exercise your warrant, you will need to have your bank, broker/dealer or other nominee act for you. To exercise your warrant, you should complete and return to your bank, broker/dealer or other nominee the form provided to you accompanied by the exercise payment. You should receive this form from your bank, broker/dealer or other nominee with the other warrant distribution materials. You should NOT return your exercise form or transfer the exercise payment directly to the Warrant Agent.

Nominee Holders

          If you are a bank, broker/dealer,  trustee or depositary for securities who holds our ordinary shares for the account of others as a nominee holder, as soon as possible you should notify the respective beneficial owners of such shares of the warrants to which they are entitled pursuant to this warrant distribution. You should notify the beneficial owner of the instructions we have provided to you regarding the procedures for exercising the warrant. If the beneficial owner so instructs, you should complete the appropriate exercise forms. A nominee holder that holds shares for the account(s) of more than one beneficial owner may purchase the number of ordinary shares to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of our ordinary shares on the record date, so long as the nominee submits the appropriate exercise forms and certifications and proper payment to the Warrant Agent.

          Nominee holders that are banks, broker/dealers, trustees or depositories for securities may request that the Warrant Agent re-issue the warrants in the names of the beneficial owners of such warrants, upon providing the Warrant Agent satisfactory evidence, that such beneficial owners were in fact the beneficial owners of the ordinary shares entitling the issuance of the warrants on the Record Date (May 14, 2004).

Meetings of the Warrantholders; Changes in the Terms of the Warrants

          The terms of the warrants may be amended or supplemented with the prior approval of the meeting of the warrantholders and subject to, and in accordance with the procedures set forth in the provisions of our Articles of Association, the law and applicable regulations, as shall be in force from time to time. We may, from time to time, convene a meeting of the warrantholders and the provisions in our Articles of Association regarding general meetings of our shareholders will apply, with the necessary changes, to the meetings of the warrantholders. In a meeting of the warrantholders each warrant will entitle its holder to one vote per each ordinary share underlying the warrant. In a warrantholders meeting, any two warrantholders present in the meeting (including by proxy) and holding at least 33% of the then outstanding warrants, will constitute a legal quorum. If within a half an hour from the time set for the meeting no legal quorum is present, the meeting will be adjourned to the same place, day and time on the following week (or a different time if we shall so announce). In the adjourned meeting, any two warrantholders present in the meeting (including by proxy) will constitute a legal quorum.

Warrantholder Not a Shareholder

          Until exercised, the warrants do not confer upon holders thereof any voting, dividend or other rights as our shareholders in addition to your current rights as holders of our ordinary shares.

Warrant Agent

          We have appointed American Stock Transfer & Trust Co., as our Warrant Agent. If you wish to exercise your warrant, please do so by delivering your completed exercise form (or notice of guaranteed delivery) and payment for the exercise of your warrant to American Stock Transfer & Trust Co., as our Warrant Agent as follows:

by mail, overnight or hand delivery to:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Attention: Exchange Department

or

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
Attention: Exchange Department

          The Warrant Agent’s telephone number is (718) 921-8200, and its facsimile number is (718) 234-5001. We will pay the fees and expenses of the Warrant Agent.

          Any payments to American Stock Transfer & Trust Co., as our Warrant Agent, must be made in U.S. Dollars by check drawn on a bank located in the United States and payable to “American Stock Transfer & Trust Company, as Warrant Agent,” or by wire transfer of funds to the account maintained by American Stock Transfer, as Warrant Agent, for this warrant distribution at:

J.P. Morgan Chase 55 Water Street New York, NY A/C # 610-093-045 ABA # 021-000-021 American Stock Transfer & Trust Company As Warrant Agent for Elbit Vision Systems Ltd.

          IF YOU SEND YOUR COMPLETED EXERCISE FORM AND PAYMENTS BY MAIL, WE URGE YOU TO USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY AND CLEARANCE OF PAYMENT PRIOR TO THE TERMINATION OF THE EXERCISE PERIOD. WE STRONGLY URGE YOU TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF A CHECK DRAWN ON A BANK LOCATED IN THE UNITED STATES.

          We will not consider any payment by check, other than a certified check or a money order, to have been made until the check clears through the account of American Stock Transfer & Trust Co., as Warrants Agent before the termination of the exercise period.

          Payments for the exercise of your warrant made to American Stock Transfer & Trust, as Warrant Agent, will be held in a segregated interest bearing money market account, and will be sent to us in accordance with our written instructions.

          If no contrary instructions have been received by the termination of the exercise period your ability to exercise the warrant will expire.

Warrant Agreement

          We have entered into a Warrant Agreement with American Stock Transfer & Trust Co., as Warrant Agent, which agreement governs the terms of the warrants and is included as an exhibit to the registration statement of which this prospectus forms a part.  The description herein of the warrants is qualified in its entirety by reference to the Warrant Agreement.  In the event of any inconsistency between the description of the warrants herein and the terms of the warrants as provided in the Warrant Agreement, the Warrant Agreement shall control.

THE STANDBY EQUITY DISTRIBUTION AGREEMENT

          Summary

          On March 30, 2004, we entered into a Standby Equity Distribution Agreement with Cornell.  Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically issue advance notices to Cornell requiring it to purchase our ordinary shares for a total purchase price of up to $10 million.  For each ordinary share purchased under the Standby Equity Distribution Agreement, Cornell will pay us 100% of the lowest volume weighted average price of our ordinary shares on the Over-the-Counter Bulletin Board or other principal market on which our ordinary shares are traded for the 5 trading days immediately following the notice date.  The volume weighted average price is calculated each day of this 5-day pricing period, by taking the sum of the dollars traded for every transaction on our ordinary shares on that day (price multiplied by shares traded) and then dividing that sum by the total number of our ordinary shares traded on that day. Further, Cornell will retain a fee of 5% of each advance under the Standby Equity Distribution Agreement.  In addition, we engaged Newbridge, a registered broker-dealer, to advise us in connection with the Standby Equity Distribution Agreement.  For its services, Newbridge received a fee of $10,000 paid in 7,812 of our ordinary shares. We are registering 5,711,211 of our ordinary shares in connection with the Standby Equity Distribution Agreement pursuant to the accompanying registration statement.  The costs associated with this registration will be borne by us.  There are no other significant closing conditions to draws under the Standby Equity Distribution Agreement.

          Cornell is a private limited partnership whose business operations are conducted through its general partner, Yorkville Advisors, LLC.

          Standby Equity Distribution Agreement Explained

          Pursuant to the Standby Equity Distribution Agreement, we may periodically issue Cornell with an advance notice requiring it to purchase our ordinary shares to raise capital to fund our working capital needs.  The periodic sale of shares is known as an advance.  We may request an advance every five trading days with a maximum of $300,000 per advance.  A closing will be held six trading days after such written notice at which time we will deliver our ordinary shares and Cornell will pay the advance amount.

          We may request advances under the Standby Equity Distribution Agreement once the underlying shares are registered with the Securities and Exchange Commission.  Thereafter, we may continue to request advances until Cornell has advanced $10 million or 24 months after the effective date of the accompanying registration statement, whichever occurs first.

          The amount of each advance is limited to a maximum draw down of $300,000 every five trading days, but limited to no more than four advances in each thirty day period.  The amount available under the Standby Equity Distribution Agreement is not dependent on the price or volume of our ordinary shares.  Our ability to request advances are conditioned upon us registering our ordinary shares with the Securities and Exchange Commission.  We do not have any agreements with Cornell regarding the distribution of such shares, although has indicated that it intends to promptly sell any ordinary shares received under the Standby Equity Distribution Agreement. Pursuant to the Agreement, Cornell will never be entitled to hold more than 9.9% of our outstanding share capital, and consequently, Cornell has agreed that in the event that a future purchase pursuant to an advance notice to Cornell would bring it above this threshold percentage, it will sell, prior to the purchase, as many of our ordinary shares as is required to ensure that at the time of the purchase of our ordinary shares, its holdings in our company will remain below the threshold percentage.

          We cannot predict the actual number of our ordinary shares that will be issued pursuant to the Standby Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw.  Nonetheless, we can estimate the number of our ordinary shares that will be issued using certain assumptions. We have estimated issuing an aggregate of 5,555,555 of our ordinary shares representing the maximum number of our ordinary shares that we currently anticipate issuing to Cornell pursuant to the Standby Equity Distribution Agreement (excluding the 148,438 ordinary shares already issued to Cornell as a commitment fee).

           At our recent share price of $0.70, the issuance of an additional 5,555,555 shares to Cornell would result in gross proceeds of approximately $3,890,000. These shares would represent approximately 18% of our outstanding ordinary shares upon issuance (assuming the conversion or exercise of all of our currently outstanding securities into our ordinary shares). At such price, in order to draw down the balance of $6,110,000 we would have to register and issue to Cornell an additional 8,728,571 of our ordinary shares.

          You should be aware that there is an inverse relationship between our share price and the number of shares to be issued under the Standby Equity Distribution Agreement.  That is, as our share price declines, we would be required to issue a greater number of shares under the Standby Equity Distribution Agreement for a given advance.  Our ability to cause Cornell to advance funds under the Standard Equity Distribution Agreement is not subject to any minimum price of our ordinary shares. The issuance of a larger number of shares under the Standby Equity Distribution Agreement may result in a change of control.  That is, if all or a significant block of such shares are held by one or more shareholders working together, then such shareholder or shareholders would have enough shares to assume control of our company by electing its or their own directors.

          You should also be aware that in order for us to utilize the full $10 million available under the Standby Equity Distribution Agreement, it may be necessary for our shareholders to approve an increase in our authorized share capital and for us to register additional ordinary shares.  We are authorized in our Articles of Association to issue up to 40,000,000 ordinary shares.  As of June 24 , 2004, we had 16,472,439 ordinary shares outstanding.

          Proceeds used under the Standby Equity Distribution Agreement will be used in the manner set forth in the “Use of Proceeds” section of this prospectus.  We cannot predict the total amount of proceeds to be raised in this transaction because we have not determined the total amount of the advances we intend to draw.

          We expect to incur expenses of approximately $39,000 in connection with this registration, consisting primarily of professional fees. In connection with the Standby Equity Distribution Agreement, we paid Cornell a commitment fee in the form of 148,438 of our ordinary shares.  In addition, we issued 7,812 ordinary shares to Newbridge, a registered broker-dealer, as a placement agent fee. We will also issue Cornell a number of our ordinary shares with a value of $150,000, upon the first to occur of (i) our receipt of an aggregate of $5,000,000 pursuant to the equity line and (ii) the first advance notice to be made following the first anniversary of the Standby Equity Distribution Agreement. The number of our ordinary shares which we will issue to Cornell in this event will be based on the closing price of our ordinary shares on the public market on the date on which Cornell purchases our shares under (i) or (ii), whichever is applicable.

          The offering price of our ordinary shares is based on the higher of the then-existing market price or such other price as we may designate. In order to give prospective investors an idea of the dilution in our shareholdings they may experience (assuming exercise of all of the warrants that we are distributing under the warrant distribution), we have prepared the following table showing the dilution at various assumed offering prices:

Assumed Offering Price	No. of Shares to be Issued (1)	Percentage Dilution to New Shareholders

$1.50	6,666,667	-22.392%

$1.00	10,000,000	-30.207%

$.0.75	13,333,333	-36.591%

$0.50	20,000,000	-46.398%

(1)

We are registering an aggregate of 5,703,993 of our ordinary shares for issuance under the Standby Equity Distribution Agreement (including the 148,438 ordinary shares already issued to Cornell as a commitment fee).

THE OFFERING BY THE SELLING SECURITYHOLDERS

          This prospectus also covers the resale of the selling securityholders of ordinary shares issued to the selling securityholders identified in the section captioned “Selling Securityholders” below, pursuant to the following transactions:

          The Standby Equity Distribution Agreement

          Cornell intends to sell up to an aggregate of 5,703,993 of our ordinary shares, pursuant to the Standby Equity Distribution Agreement (including 148,438 of our ordinary shares already issued to it in connection with the Agreement as a commitment fee).

          We entered into a Standby Equity Distribution Agreement, or the Agreement, with one of the selling securityholders, Cornell, on March 30, 2004. Upon execution of the Agreement, we issued Cornell 148,438 of our ordinary shares. Pursuant to this agreement we will be entitled to issue Cornell advance notices requiring it to purchase, six days following each advance notice, a number of our ordinary shares with a value of up to $300,000 per advance notice and up to an aggregate value of $10,000,000 over two years. The price per share payable by Cornell will be determined by the lowest volume weighted average price of our ordinary shares over the five day period following our advance notice to Cornell to purchase our ordinary shares. The volume weighted average price is calculated each day of the pricing period, by adding up the dollars traded for every transaction on our ordinary shares on that day (price multiplied by shares traded) and then dividing that sum by the total number of our ordinary shares traded on that day. Cornell will deduct 5% from the price payable for our ordinary shares as a fee for this service. Consequently, we do not know how many ordinary shares, if any, will be issued to Cornell over the following two years, but we have registered 5,703,993 of our ordinary shares pursuant to this prospectus (including 148,438 of our ordinary shares which we issued to Cornell in connection with the Agreement, as a commitment fee), which will be available for resale by Cornell. We may issue all, part or a greater number of our ordinary shares to Cornell, depending on the lowest volume weighted average price of our ordinary shares over the five day period following each advance notice. We will also issue Cornell a number of our ordinary shares with a value of $150,000, upon the first to occur of (i) our receipt of an aggregate of $5,000,000 pursuant to the equity line; and (ii) the first advance notice to be made following the first anniversary of the Agreement. The number of our ordinary shares which we will issue to Cornell in this event will be based on the closing price of our ordinary shares on the public market on the date on which Cornell purchases our shares under (i) or (ii), whichever is applicable. Assuming the closing price of our ordinary shares on the date on which we received an aggregate of $5,000,000 pursuant to the equity line, was $1.80, we would issue Cornell a further 83,333 of our ordinary shares. If, however, we do not request an aggregate of advances equaling $5,000,000 or more, or request any advances following the first anniversary of the Agreement, we will not issue Cornell any additional ordinary shares.

          Based on our recent share price of $ 0.70 , we would have to issue to Cornell 14,285,714 of our ordinary shares in order to draw down the entire $10 million available to us under the Standby Equity Distribution Agreement.  As of June 24 , 2004, we had 16,472,439 ordinary shares issued and outstanding.

          Pursuant to the Agreement, Cornell will never be entitled to hold more than 9.9% of our outstanding share capital, and consequently, Cornell has agreed that in the event that a future purchase pursuant to an advance notice to Cornell would take it above this threshold percentage, it will sell, prior to the purchase, as many of our ordinary shares as is required to ensure that at the time of the purchase of our ordinary shares, its holdings in our company remain below the threshold percentage.

          As part of the transaction with Cornell we also retained the services of Newbridge, an unaffiliated broker-dealer, as a placement agent in connection with the Standby Equity Distribution Agreement. We issued Newbridge 7,812 ordinary shares of our Company as a placement fee, all of which Newbridge intends to sell pursuant to the registration statement of which this prospectus is a part.

          The Resale by Elbit Ltd. o f Ordinary Shares Pursuant to Exercise of a Warrant

          Elbit Ltd. is one of our controlling shareholders, holding 16.47% of our issued and outstanding share capital prior to this offering. Pursuant to the Warrant distribution covered by this prospectus, Elbit will receive a four -year warrant to purchase 1,512,863 of our ordinary shares at a purchase price of $0.35 per share. This prospectus covers the resale by Elbit of the ordinary shares issuable upon the exercise of the warrant.

SELLING SECURITYHOLDERS

          This section relates only to the resale of our ordinary shares by the selling securityholders listed below, as described under the previous section captioned “The Offering by the Selling Securityholders.”

          Beneficial Ownership and Other Information

          The following table assumes that the selling securityholders will sell all of the securities covered by this prospectus. Information included in the table is based upon information provided by the selling securityholders.

          The term “selling securityholder” includes (i) each person and entity that is identified in the table below (as such table may be amended from time to time by means of an amendment to the registration statement of which this prospectus forms a part) and (ii) any transferee, donee, pledgee or other successor of any person or entity named in the table that acquires any of the shares of ordinary shares covered by this prospectus in a transaction exempt from the registration requirements of the Securities Act of 1933 and that is identified in a supplement or amendment to this prospectus.

          Except as otherwise noted below, during the last three years, no selling securityholder has been an officer, director or affiliate of our company, nor has any selling securityholder had any material relationship with our company during that period.  Each selling security holder represented at the closing of the private placement that it did not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, pledge, hypothecate, grant any option to purchase or otherwise dispose of any of the securities.  The selling securityholders purchased the securities in the ordinary course of business, to the best of our knowledge.

          The ordinary shares being offered hereby are being registered to permit public secondary trading, and the selling securityholders are under no obligation to sell all or any portion of their shares included in this prospectus. The information contained in the following table is derived from our books and records, as well as from our transfer agent.  The following table assumes the sale of all securities included in this prospectus.

After the offering, assuming all shares offered hereby are sold, Elbit Ltd. is the only selling securityholder that will own one percent or more of our outstanding ordinary shares. Elbit Ltd. is wholly owned by Elron Electronic Industries Ltd. (“Elron”). Elron’s major shareholder is Discount Investment Corporation Ltd. (“Discount”), which holds 38.5% of Elron’s share capital. Discount has not entered into any voting agreements with other shareholders nor does it hold a majority in Elron’s Board of Directors.

          This prospectus covers all of the ordinary shares beneficially owned by the selling securityholders, with the exception of Elbit Ltd.

Name	Securities Being Offered		Securities Beneficially Owned Prior to Offering			Securities Beneficially Owned Upon Completion of Offering

			Number		Percentage	Number	Percentage

Cornell Capital Partners LP 101 Hudson Street Suite 3606 Jersey City NJ 07302 USA	5,703,993	[1]	5,703,993	[1]	25.72 [2]	-	-

Newbridge Securities Corporation 1451 Cypress Creek Road, Suite 104 Fort Lauderdale, Florida 33309 USA	7,812		7,812		[3]	-	-

Elbit Ltd.[4] 3, Azrieli Center Triangle Building Israel	1,512,863	[5]	4,160,506		23.13%[6]	2,647,643	14.72%[7]

1 Includes  148,438 of our ordinary shares which are currently held by Cornell Capital and a good faith estimate of 5,555,555 of our ordinary shares issuable during the next two years pursuant to a Standby Equity Distribution Agreement, which will be available for resale by Cornell.  According to this agreement, we will be entitled to issue Cornell with put notices requiring it to purchase a number of our ordinary shares, up to an aggregate value of $10,000,000 over a period of two years. The actual number of our ordinary shares issuable pursuant to this agreement will be calculated on the basis of the lowest volume weighted average price of our ordinary shares during the five day period following the applicable put notice, and in the aggregate could be materially less or more than the number estimated in the table. However, we may not issue more than $300,000 worth of our ordinary shares per week during the term of this agreement.  Further, Cornell has contractually agreed to restrict its ability to receive our ordinary shares such that the number of ordinary shares held by it and its affiliates after such issuance does not exceed at any one time 9.9% of  the  then  issued  and  outstanding  ordinary shares.
2 This percentage assumes the issuance of all 5,703,993 ordinary shares to Cornell and is based on 22,176,432 ordinary shares outstanding.
3 Less than 1%.
4 Elbit Ltd., is one of our controlling shareholders. Elbit and Altro are parties to a Shareholders’ Agreement, pursuant to which each of Elbit and Altro are obligated to vote for nominees to our board of directors nominated by the other party. According to this agreement, Altro is entitled to nominate four directors (including the chairman of our board) and Elbit is entitled to nominate one of our directors.
5 Includes 1,512,863 ordinary shares underlying the warrant issued to Elbit pursuant to the warrant distribution, and the 2,647,643 ordinary shares currently held by Elbit.
6 This percentage assumes the full exercise of the warrant issued to Elbit in the Warrant distribution contemplated under the registration statement of which this prospectus is a part, pursuant to which Elbit will be issued with 1,512,863, and is based on 17,985,302 ordinary shares outstanding.
7  Based on 17,985,302 ordinary shares outstanding.

          Shares acquired in connection with the Standby Equity Agreement.

          Cornell is the investor under the Standby Equity Distribution Agreement.  All investment decisions of Cornell are made by its general partner, Yorkville Advisors, LLC.  Mark Angelo, the managing member of Yorkville Advisors, makes the investment decisions on behalf of Yorkville Advisors.  Cornell acquired all shares being registered in this offering in financing transactions with our company.  That transaction is explained below:

          On March 30, 2004, we entered into a Standby Equity Distribution Agreement with Cornell.  Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically issue Cornell an advance notice requiring it to purchase our ordinary shares for a total purchase price of up to $10 million.  For each ordinary share purchased under the Standby Equity Distribution Agreement, Cornell will pay us 100% of the lowest volume weighted average price of our ordinary shares on the Over-the-Counter Bulletin Board or other principal market on which our ordinary shares are traded for the 5 trading days immediately following the advance notice date. Further, Cornell will retain a fee of 5% of each advance under the Standby Equity Distribution Agreement In connection with the Standby Equity Distribution Agreement, Cornell received a commitment fee in the form of the issuance 148,438 of our ordinary shares.

          As part of the transaction with Cornell we also entered into a Placement Agent Agreement, pursuant to which we retained  the services of Newbridge, an unaffiliated broker-dealer, as a placement agent in connection with the Standby Equity Distribution Agreement. Guy Amico makes the investment decisions on behalf of Newbridge.  Newbridge intends to sell up to 7,812 of our ordinary shares issued to it as a placement fee.

          We are registering 5,711,211ordinary shares in this offering that may be issued under the Standby Equity Distribution Agreement in addition to the shares registered in this offering in connection with the Placement Agent Agreement.

PLAN OF DISTRIBUTION

Distribution of the Warrants and Issuance of the Ordinary Shares Upon Exercise of the Warrants

          This prospectus relates to the distribution of warrants to our shareholders (with the exception of the Excluded Shareholders) and the offer and sale of ordinary shares issuable to our shareholders (with the exception of the Excluded Shareholders) upon exercise of the warrants. The plan of distribution for such offering is as described in the section headed “Warrant Distribution” above).

Distribution of Shares by the Selling Securityholders

          The following plan of distribution applies only to the resale of our ordinary shares by the selling securityholders (Cornell, Newbridge and Elbit), as described in the section headed “Selling Securityholders”. It does not apply to the warrant distribution to our shareholders:

          The selling securityholders have advised us that the sale or distribution of our ordinary shares owned by the selling securityholders may be effected directly to purchasers by the selling securityholders or by pledgees, transferees or other successors in interest, as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the over-the-counter market or in any other market on which the price of our ordinary shares are quoted or (ii) in transactions otherwise than on the over-the-counter market or in any other market on which the price of our ordinary shares are quoted.  Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling securityholders or by agreement between the selling securityholders and underwriters, brokers, dealers or agents, or purchasers.  If the selling securityholders effect such transactions by selling their ordinary shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of ordinary shares for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).  The selling securityholders and any brokers, dealers or agents that participate in the distribution of the ordinary shares may be deemed to be underwriters, and any profit on the sale of ordinary shares by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

          Cornell  is an  “underwriter” within the meaning of the Securities Act of 1933 in connection with the sale of ordinary shares under the Standby Equity Distribution Agreement.  Cornell will pay us 100% of the lowest closing bid price of our ordinary shares on the Over-the-Counter Bulletin Board or other principal trading market on which our ordinary shares are traded for the 5 days immediately following the advance notice date.  In addition, Cornell will retain 5% of each advance under the Standby Equity Distribution Agreement.  The 5% retention and the commitment fee are underwriting discounts.  In addition, we engaged Newbridge, a registered broker-dealer, to advise us in connection with the Standby Equity Distribution Agreement.    For its services, Newbridge received $10,000 which was paid by the issuance of 7,812 of our ordinary shares. Cornell has informed the Company that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the ordinary shares purchased by them.

          Cornell was formed in February 2000 as a Delaware limited partnership.  Cornell is a domestic hedge fund in the business of investing in and financing public companies.  Cornell does not intend to make a market in our stock or to otherwise engage in stabilizing or other transactions intended to help support the stock price.  Prospective investors should take these factors into consideration before purchasing our ordinary shares.

          Under the securities laws of certain states, the ordinary shares may be sold in such states only through registered or licensed brokers or dealers.  The selling securityholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling securityholders are registered to sell securities in all fifty states.  In addition, in certain states the ordinary shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

          We will pay all the expenses incident to the registration, offering and sale of the ordinary shares to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify and its controlling persons against certain liabilities, including liabilities under the Securities Act.  We estimate that the expenses of the offering to be borne by us will be approximately $39,000.  We will not receive any proceeds from the sale of any of the ordinary shares by the selling securityholders.  We will, however, receive proceeds from the sale of ordinary shares under the Standby Equity Distribution Agreement and from the exercise of the warrant by Elbit.

          The selling securityholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of ordinary shares by the selling securityholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares.  Under Registration M, the selling securityholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, of our ordinary shares while such selling securityholders are distributing shares covered by this prospectus.  Accordingly, except as noted below, the selling securityholders are not permitted to cover short sales by purchasing shares while the distribution is taking place.  The selling securityholders are advised that if a particular offer of ordinary shares is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

Expenses of the Offering

          We have incurred, or will incur, the following estimated expenses in connection with the sale of the securities covered by this prospectus:

SEC Registration fee	$1,242

Legal and accounting fees and expenses	$40,000

Miscellaneous	$2,000

Total	$43,242

MARKET PRICE DATA

In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares.  At such time, our ordinary shares were quoted on the NASDAQ National Market. Our ordinary shares were quoted on the NASDAQ National Market from July 1996. Effective December 29, 2000 our ordinary shares were delisted from the NASDAQ National Market. From that time until June 21, 2001 our shares traded on the NASDAQ over-the-counter bulletin board, when they were listed on the. NASDAQ SmallCap Market. On November 19, 2003 our ordinary shares were delisted from the SmallCap Market and following a seven business day period in which the shares were traded on the Pink Sheets (as a result of an error by the Nasdaq Listings Qualifications Panel), our ordinary shares were listed on the over-the-counter Bulletin Board from November 28, 2003   From July 1996 to May 4, 1999 our ordinary shares were quoted under the symbol EVSNF.  From May 4, 1999 until November 18, 2003, they were been quoted under the symbol EVSN, and since November 19, 2003 our ordinary shares have been quoted under the symbol EVSNF.OB. Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside the United States.

The table below sets forth the high and low bid prices of the ordinary shares, as reported by the NASDAQ National Market, the Nasdaq SmallCap Market or the over-the-counter bulletin board as applicable, during the indicated fiscal periods as reported by such exchange:

Period	High	Low

May 2004	1.32	1.00

April 2004	1.4	1.07

March 2004	1.4	1.24

February 2004	1.5	1.25

January 2004	1.6	0.9

December 2003	1.25	0.73

Fourth quarter 2003	1.86	0.28

Third quarter 2003	0.47	0.2

Second quarter 2003	0.29	0.2

First quarter 2003	0.23	0.08

Fourth quarter 2002	0.25	0.10

Third quarter 2002	0.36	0.11

Second quarter 2002	0.52	0.16

First quarter 2002	0.77	0.35

Year ended 2003	1.86	0.11

Year ended 2002	0.77	0.10

2001 Year ended	0.88	0.23

Year ended 2000	3.56	0.12

Year ended 1999	$2.63	$1.28

CAPITALIZATION

          The following table sets forth our short-term debt, long-term debt, convertible debentures and capitalization as of December 31, 2003 on an actual basis, and as-adjusted to reflect (i) the sale of ordinary shares to Cornell pursuant to exercise of the full amount of the Standby Equity Distribution Agreement and (ii) the exercise of the warrants issued pursuant to this warrant distribution.

	December 31, 2003 (1)
	Actual	As Adjusted(1)	As Adjusted(2)

Short-term debt	4,599,000	4,599,000	4,599,000
Long-term debt	1,266,000	1,266,000	1,266,000
Total Shareholders equity	2,376,000	5,977,743	15,477,743

Total capitalization	8,241,000	11,842,743	21,342,743

(1) As adjusted to reflect the exercise of the warrants issued under this warrant distribution, and includes $2,137,360 in equity that was received after the balance sheet date.

(2) As further adjusted to reflect the issuance of shares to Cornell pursuant to exercise of the full amount of the Standby Equity Distribution Agreement, and includes $2,137,360 in equity that was received after the balance sheet date.

USE OF PROCEEDS

Proceeds under the Warrant Distribution

          Pursuant to the Warrant Distribution, we are distributing to the Record Holders (with the exception of the Excluded Shareholders) 4,183,950 warrants to purchase an equal number of ordinary shares at an exercise price of $0.35 per warrant and exercisable for four years from the effective date of this prospectus. Should all of the warrants distributed pursuant to this warrant distribution be exercised, we will receive proceeds of an additional $1,464,382.

Proceeds under the Standby Equity Distribution Agreement

          There will be no proceeds to us from the sale of ordinary shares covered by this prospectus which will be sold by Cornell. However, we will receive proceeds from the sale of the ordinary shares to Cornell under the Standby Equity Distribution Agreement, The purchase price of our ordinary shares purchased under the Standby Equity Distribution Agreement will be equal to 100% of the lowest volume weighted average price of our ordinary shares on the Over-the-Counter Bulletin Board or other principal market on which our ordinary shares are traded for the five trading days immediately following the advance notice date. Further, we will pay a fee of 5% of each advance under the Standby Equity Distribution Agreement

          We are registering 5,555,555 of our ordinary shares for issuance in connection with the Standby Equity Distribution Agreement. At a recent price of $ 0.70 per share, we would receive proceeds of $ 3,888,890 .

Use of Proceeds

          We intend to use the net proceeds generated from the exercise of warrants and from the sale of  shares to Cornell for working capital and general corporate purposes, as well as for the reduction in our current levels of debt. We also intend to use the net proceeds for accelerating our acquisition strategy through which we aim to expand our business by purchasing other companies and technologies or by entering into joint ventures that are complimentary to our current or future business. We have no specific plans or commitments with respect to any such acquisitions or joint ventures.

DESCRIPTION OF SHARE CAPITAL

Ordinary Shares

          Our authorized share capital consists of 40,000,000 ordinary shares, par value NIS 1.00 per share.  Under our articles of association, the ordinary shares do not have preemptive rights.  We may from time to time, by approval of three-fourths of our shareholders voting on such a resolution, increase our authorized share capital.  While we are authorized under our to issue bearer shares, all of our issued ordinary shares are registered shares.

          The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association or articles of association. The State of Israel does not restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

          As of December 31, 2003, 13,006,466 of our ordinary shares were issued and outstanding.  As of June 24 , 2004, 16,472,439 of our ordinary shares were issued and outstanding. This increase in shares related primarily to the equity investments in our company and the issuance of shares to Cornell.

          In February 2000, the Company’s Ordinance (New Version)-1983 was replaced by the Companies Law.  Since our articles were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law.  In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, and as such, our are not consistent with the Companies Law, the provisions of the Companies Law shall apply unless specifically stated otherwise in the Companies Law.  Similarly, in all places that our articles refer to a Section of the Companies Ordinance that has been replaced by the Companies Law, the articles shall be understood to be referring to the relevant section of the Companies Law.

          Our shareholders approved our articles of association on September 2, 1992, and their amendment on March 26, 2001. Our objectives as stated in our Memorandum of Association are as follows:

•	to engage in all types of vision systems and optical systems;
•	to engage in all types of computers, software, hardware, in the sphere of automation and computerization;
•

to import, export, develop and manufacture all types of instrument software in all the optic, electronic and computer spheres, to engage in all types of electronic products whatsoever; to manage service and maintenance stations for the repair of optical systems, computer software and electrical products;

•	to engage in software and to market all types of software; and to do any action within the scope of these objectives.

          Currently we have one class of outstanding securities, our ordinary shares, par value NIS 1.00 per share. No preferred shares are currently authorized.

          Holders of our ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of property after satisfaction of liabilities to creditors. Our articles may be amended by a resolution carried at a general meeting by 75% of those voting. The shareholders rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

          Our articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 7 days prior notice to our shareholders or 21 days prior notice in the event that a special item is to be discussed.  No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy (or at least 51% in the event that a special item is to be discussed).  A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place.  At the reconvened meeting, in the event a quorum is not present within half an hour of the time fixed for the meetings commencement, then any two shareholders present shall constitute a quorum, regardless of the number of shares held by them.

          Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israel Companies Law pursuant to procedures established by the board of directors.  Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our articles (other than modifications of shareholders rights as mentioned above);appointment or termination of our auditors;
•	appointment and dismissal of directors, other than temporary directors which may be appointed by other directors;
•	approval of acts and transactions requiring general meeting approval under the Israel Companies Law;
•	increase or reduction of our authorized share capital;
•	any merger as provided in section 320 of the Israel Companies Law;
•

the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israel Companies Law.

          A special meeting of our shareholders shall be convened by the board, at the request of any two directors or one quarter of the officiating directors, or by request of one or more shareholders holding at least 10% of our issued share capital.  Shareholders requesting a special meeting must submit their proposed resolution with their request.  Within 21 days of receipt of the request, the board must convene a special meeting and send out notices setting forth the date, time and place of the meeting.

          Our articles provide that, modification or abrogation of the rights of any existing class of shares requires either the written consent of all of three-fourths of the holders of the issued shares of such class or the adoption of a resolution by a majority of at least seventy-five percent of the votes cast at a general meeting of holders of such class. The quorum required for a class meeting is at least two shareholders present, in person or by proxy, within half an hour of the time fixed for the meetings commencement who together hold shares conferring in the aggregate at least 33% of the total voting power of the issued shares of such class.  If no quorum is present, the meeting shall be adjourned to another time and at the adjourned meeting a quorum shall be constituted in the presence of at least two shareholders, regardless of the number of shares held by them.

          Our articles provide that our board of directors may from time to time, at their discretion, borrow or secure the payment of any sum of money for the fulfillment of our objectives.  Our directors may raise or secure the repayment of such sum in a manner, time and terms as they see fit.

          The Israel Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder, is defined in the Israel Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the managing director or (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title.

          The Israel Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager.  An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

          In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the Articles of Association of the company provide otherwise.  The transaction must not be adverse to the company’s interest.  If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

          Agreements regarding directors’ terms of employment require the approval of the board of directors and the audit committee.  In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered.  However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

a)	all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and
b)	the matter requires approval of the shareholders at a general meeting.

          According to the Israel Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company.  In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company.  The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

          The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present in person or by proxy at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

          In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, requires approval by the board of directors and the shareholders of the company.  The regulations to the Israel Companies Law provide certain exceptions. Any placement of securities that does not fit the above description may be issued at the discretion of the Board of Directors.

          Under the Israel Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval.

          In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act with fairness towards the company.  The Israel Companies Law does not describe the substance of this duty. The Israel Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Warrants

For further information about the warrants, see the section captioned  “The Warrant Distribution.”

MATERIAL CHANGES

Except as otherwise described in this prospectus and in the Reports on Form 6-K filed by us under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2003.

MATERIAL INCOME TAX CONSIDERATIONS

          The following is a summary of the tax laws to which we are subject in Israel and material tax consequences in the United States and Israel to individual and corporate residents of the United States and Israel resulting from the (i) distribution of warrants to shareholders (other than the Excluded Shareholders), (ii) issuance of ordinary shares upon the exercise of the warrants and (iii) sale by the selling securityholders of ordinary shares (A) issuable upon the exercise of the warrants and/or (B) held by or issuable to the selling securityholders.  Since we have never paid dividends on our ordinary shares, this summary does not discuss the tax consequences in Israel or the United States that would result from the payment of dividends. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in this summary.

Israeli Tax Considerations

          The following is a summary of the current Israeli tax law applicable to the (i) distribution of warrants by an Israeli corporation to residents and non-residents of Israel (ii) issuance of ordinary shares of an Israeli Corporation upon the exercise of the warrants by residents and non-residents of Israel and (iii) sale of ordinary shares of an Israeli Corporation held by or issuable to the selling securityholders who are residents and non-residents of Israel. The following also contains a discussion of specified Israeli Government programs benefiting us. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

WE RECOMMEND THAT IN ADDITION TO REVIEWING THE DISCUSSION BELOW, PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES, ISRAELI OR OTHER TAX CONSEQUENCES TO THEM, BASED UPON THEIR PARTICULAR CIRCUMSTANCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

Israeli Capital Gains Tax

          Israeli law imposes a capital gains tax on the sale of securities of Israeli companies by both residents and non-residents of Israel. The law distinguishes between the “Real Gain” and the “Inflationary Amount.” The Real Gain is the excess of the total capital gain over the Inflationary Amount, computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of sale. The Inflationary Amount accumulated prior to December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the dollar instead of the Israeli CPI), while the Inflationary Amount accumulated following December 31, 1993 is exempt from any capital gains tax.

          As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and thereafter will in general be liable to capital gains tax of up to 15%.  This will be the case so long as our securities remain listed for trading on a designated foreign stock market such as the NASDAQ.  However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our ordinary shares so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our ordinary shares remain listed for trading as described above.  These provisions dealing with capital gains are not applicable to persons whose gains from selling or otherwise disposing of our ordinary shares are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

          Pursuant to the U.S.--Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.--Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident under the U.S.--Israel Tax Treaty (“Treaty U.S. Resident”) will, in general, not be subject to the Israeli capital gains tax, unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the company during any part of the 12-month period preceding such sale, exchange or disposition or in the case of U.S. individual who was present in Israel for a period or periods aggregating 183 days or more during the tax year of the sale, exchange or disposition. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the company at any time during such preceding 12-month period would be subject to Israeli tax if not otherwise exempt; however, under the U.S.--Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits.

Taxation of Non-Residents

          Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (15% for dividends generated by an “Approved Enterprise”) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. The U.S.-Israel Tax Treaty provides for a maximum tax of up to 25% on dividends paid to a Treaty U.S. Resident. However, under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15% and such rate is to be withheld at source.

          Residents of the United States will generally have taxes in Israel withheld at source.  Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of the taxes withheld, subject to limitations applicable to foreign tax credits.

Effective Corporate Tax Rate

          Our effective tax rate in Israel was 0% in 1999, 2000, 2001, 2002 and 2003 (the regular rate of corporate tax being 36%). Four of our investment programs have received Approved Enterprise status under the Investment Law, pursuant to which we have elected to forego certain Israeli government grants in return for an “alternate package” of tax benefits. All of our income has been generated through our Approved Enterprise programs. The Benefit Period for our first investment program ended in 2003. The Benefit Period for our second investment program ends in 2004.  The Benefit Period for our third investment program ends in 2006. The Benefit Period for our forth investment program will commence in the year in which we first generate taxable income and will continue for a period of ten years. Our first three investment programs have been ratified by the Israeli Investment Center. The tax incentives that we receive from the fourth program or that we receive from future investment programs in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center, such ratification being conditional upon fulfillment of all terms of the approved program.  The tax incentives that we receive from the third and fourth programs or that we receive from future investment programs in accordance with the Investment Law remain subject to final determination by the Israel Tax Authority, such determination being conditional upon fulfillment of all terms of the approved program. In the event we distribute to our shareholders a cash dividend from tax-exempt income attributable to one or more of our Approved Enterprises, we would incur a company tax liability of 25% of the earnings so distributed (the amount of the distribution being deemed to include the tax thereon).  Such a dividend would be subject to 15% withholding tax.

          Our taxes outside Israel are dependent on operations in each jurisdiction as well as relevant laws and treaties. We incurred tax expenses in the aggregate amount of approximately $3,000, $6,000 and $6,000, outside of Israel in 2003, 2002 and 2001 respectively. There can be no assurance that changes in our operations or applicable tax treaties or laws will not subject us to taxation.

          We received final tax assessments for the years since our incorporation ending and including December 31, 1999.  Our subsidiaries have not received final tax assessments since their respective incorporations.

Taxes Applicable to our Warrantholders

In general, the distribution of the warrants we are distributing and the exercise of the warrants we are distributing are not a taxable event in Israel for either Israeli residents or foreign residents. However, any controlling shareholders (generally persons who hold, directly or indirectly, or together with a related party, 5% or more of the rights prior to a grant of warrants or as a result thereof) will be subject to Israeli income tax at the date of the exercise of the warrants, on the difference between the fair market value of the shares at the date of the exercise and the exercise price of the warrants. Such difference will be taxed as ordinary income at the applicable marginal rate of the controlling shareholders (up to 49%), subject to the provisions of any applicable tax treaty. Additionally, we are not distributing warrants to our employees. However, some of our employees may have exercised their options and become our shareholders prior to the record date. If these shares are still held by the trustee (which held such employees’ options prior to exercise, in accordance with Section 102 of the Israeli Income Tax Ordinance) on the record date and the warrants are distributed to the trustee, these employees may become subject to Israeli income tax upon the earlier of (i) the transfer of the warrants or underlying shares from the trustee to the employee; and (ii) the sale of the underlying shares by the trustee. The Company or the trustee may be required to withhold such tax at source.

United States Tax Considerations

          Subject to the limitations described in the next paragraph, the following discussion describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below) resulting from the (i) distribution of warrants, (ii) issuance of ordinary shares upon the exercise of the warrants and (iii) sale of ordinary shares (A) issuable upon the exercise of the warrants and (B) held by or issuable to the selling securityholders.  For purposes of our discussion, a U.S. Holder means any holder of ordinary shares who is:

a citizen or resident of the United States;

a corporation created or organized in the United States or under the laws of the United States or any State;

an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly elected to be treated as a U.S. person under applicable Treasury regulations.

          The discussion is based on current provisions of the Internal Revenue Code of 1986, or the Code, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This discussion is not a representation of, nor does it address, all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances.  In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets at all relevant times and does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

are broker-dealers or insurance companies;

have elected mark-to-market accounting;

are financial institutions or financial services entities;

hold ordinary shares or the warrants distributed hereunder as part of a straddle, hedge or conversion transaction with other investments;

own directly, indirectly or by attribution at least 10% of our voting power; or

have a functional currency that is not the U.S. dollar.

This discussion does not address any aspect of state, local or non-U.S. tax laws.

          Additionally, the discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of the U.S. federal gift or estate tax.

          Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of ordinary shares.

Receipt of Warrants; Allocation of Basis

          A U.S. Holder will not be taxed on the distribution of warrants, provided that we have no current or accumulated earnings and profits, as determined for U.S. income tax purposes, at any time during the taxable year in which the distribution is made, and provided that the U.S. Holder’s tax basis in the ordinary shares with respect to which the warrants are distributed exceeds the fair market value of the warrants.  We consider it highly unlikely that we will have current or accumulated earnings and profits during the above-referenced period. If, contrary to our expectations, we were to have current or accumulated earnings and profits, then a U.S. Holder would recognize ordinary income (as a dividend) equal to the fair market value of the warrants received, unless the distribution is excluded from the gross income of each recipient under Section 305(a) of the Code.

          If we have no current or accumulated earnings and profits, but the fair market value of the warrants received by a U.S. Holder exceeds the U.S. Holder’s tax basis in the ordinary shares with respect to which the warrants are distributed, and Section 305(a) of the Code does not exclude the distribution from gross income, the U.S. Holder will recognize capital gain in an amount equal to such excess.

          If the distribution does not satisfy the requirements of Section 305(a) of the Code, then a U.S. Holder’s tax basis in the warrants will be their fair market value.

          A distribution of stock or warrants to shareholders with respect to their stock in a corporation generally is excluded from gross income under Section 305(a) of the Code.  Section 305(a) does not apply, however, in the case of a distribution (or series of distributions) that has the result of (1) the receipt of property by some shareholders and (2) an increase in the proportionate interests of other shareholders in the assets or earnings and profits of the corporation.  Therefore, the requirements of Section 305(a) will not be satisfied if holders who receive a distribution of warrants with respect to their ordinary shares are considered to have an increased proportionate interest in our assets or earnings and profits, while other shareholders are treated as having  received property.

          For these purposes, property does not include stock in the distributing company.  Because we will not distribute any property to any of the current shareholders nor do we anticipate making any such distribution within 36 months of the distribution of the warrants, the distribution of the warrants should be treated as a distribution pursuant to Code Section 305(a).

          If the distribution is excluded from the gross income of each recipient under Section 305(a) of the Code, then a U.S. Holder’s tax basis in the warrants will be zero unless (a) the fair market value of the warrants distributed to the U.S. Holder is at least 15% of the fair market value of the ordinary shares with respect to which such warrants are distributed or (b) the U.S. Holder elects to allocate the basis of the U.S. Holder’s ordinary shares between the ordinary shares and the warrants in proportion to their relative fair market values on the date of distribution.  Any allocation of basis under the preceding sentence will be given effect only if a U.S. Holder exercises or sells the warrants.  To make the election, a U.S. Holder must attach a statement to the U.S. Holder’s U.S. federal income tax return for the taxable year in which the warrants are received.

Exercise or Expiration of warrants; Purchase of Ordinary Shares and Warrants

     A U.S. Holder will not recognize gain or loss on the exercise or expiration (without exercise) of warrants.

     If a U.S. Holder exercises warrants, the U.S. Holder’s basis in the ordinary shares and warrants should be determined by (a) adding the U.S. Holder’s basis (if any) in the warrants to the purchase price paid upon exercise of the warrants and (b) allocating the total between such ordinary shares and warrants.

Exercise or Expiration of Warrants

     A U.S. Holder will not recognize gain or loss upon the exercise of warrants.  A U.S. Holder’s basis in the ordinary shares received upon the exercise of warrants will be the sum of the U.S. Holder’s basis in the warrants (if any) and the purchase price for the ordinary shares.  A U.S. Holder’s holding period for the ordinary shares received upon exercise of warrants will begin on the date the warrants are exercised.

     If a U.S. Holder’s warrants expire (without exercise), the U.S. Holder will recognize a capital loss in the amount of the holder’s basis in the warrants.  The deductibility of capital losses is subject to limitations.

Disposition of Warrants or Ordinary Shares

     Upon the sale, exchange or other disposition (other than by means of exercise or expiration) of ordinary shares or warrants, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. Holder’s basis in the ordinary shares or warrants.  Capital gain from the sale, exchange or other disposition of ordinary shares or warrants for which the U.S. Holder has a holding period of more than one year will be long-term capital gain.  In the case of a U.S. Holder that is an individual, estate or trust, long-term capital gains generally are taxed at a stated maximum rate of 15%. The deductibility of capital losses is subject to limitations.

     Gains and losses recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares or warrants generally will have a U.S. source for foreign tax credit purposes.

DIVIDEND POLICY

          We have never paid any cash dividends on our ordinary shares and we do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Our current policy is to retain earnings for reinvestment in our business.

          The Companies Law also restricts our ability to declare dividends.  We can only distribute dividends from profits (as defined in the law), provided that there is no reasonable suspicion that the dividend distribution will prevent us from meeting our existing and future expected obligations as they come due.

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

          The Israeli Currency Control Law, 1978 imposes limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through general and special permits.  In May 1998, a new general permit was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments.  Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

          The State of Israel does not restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

LEGAL MATTERS

          Certain legal matters in connection with the offering with respect to Israeli law will be passed upon for us by Yigal Arnon & Co., Tel Aviv, Israel, our Israeli counsel. Certain legal matters in connection with this offering with respect to United States law will be passed upon for us by Ehrenreich Eilenberg & Krause LLP, our United States counsel.

EXPERTS

          The consolidated financial statements incorporated in this prospectus by reference from our Report on Form 6-K dated April 2, 2004 have been so incorporated in reliance on the reports of audited by Kesselman & Kesselman, an affiliate member of PWC International Limited, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting. Luboshitz & Kasierer, an affiliated member of Ernst & Young International, independent auditors, as stated in their report, have audited our consolidated financial statements for the year ended December 31, 2002. These consolidated financial statements are incorporated in this prospectus and elsewhere in the registration statement by reference from our Report on Form 6-K for the month of April 2004, and have been so incorporated in reliance upon the report of Luboshitz & Kasierer, given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

     Elbit Vision Systems Ltd., is incorporated in Israel, most of our executive officers and directors and the Israeli experts named herein are nonresidents of the United States, and a substantial portion of our assets and of such persons are located outside the United States. For further information regarding enforceability of civil liabilities against us and other persons, see “Risk Factors— It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this prospectus or to assert U.S. securities law claims in Israel.”

     We obtained all the approvals and permits required under applicable law for the distribution of the securities and for the publication of this prospectus. The securities are not being distributed in any jurisdiction where the offer is not permitted.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

          Foreign Private Issuer.  We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers.  Accordingly, we file annual and current reports and other information with the SEC.  You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 USA.  Please call the SEC at 1-800-SEC-0330 for further information on these public reference rooms.  In addition, similar information concerning us can be inspected and copied at the offices of the OTCBB Filings Department, 9600 Blackwell Road, 5th Floor, Rockville, MD 20850 USA and at the offices of the Israeli Registrar of Companies at 97 Jaffa Street, Jerusalem, Israel.

          A copy of this prospectus, the Israel Securities Authority permit pursuant to which this prospectus has been published, our memorandum of association, our articles of association and the documents filed as exhibits (see list below), are available for inspection at our offices at New Industrial Park, Bldg 7, Yokneam, Israel.

          We customarily solicit proxies by mail; however, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing disclosure and procedural requirements for proxy solicitations.  Also, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.   In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

          Form F-2 Registration Statement.  We have filed with the Securities and Exchange Commission a registration statement on Form F-2 under the Securities Act with respect to the distribution of warrants pursuant to this prospectus, the issuance of the ordinary shares underlying such warrants and the resale of ordinary shares issued to the selling securityholders.  This prospectus, which is part of the registration statement, does not contain all of the information that you can find in the registration statement.  Some parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC.  The statements we make in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete.  With respect to each such document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved.  The registration statement may be read and copied at the SEC’s public reference rooms as indicated above.

          Incorporation of Information by Reference.  The SEC allows us to incorporate by reference the information we file with it.  This means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be a part of this prospectus, except if it is superseded by information in this prospectus or by later information that we file with the SEC.    We incorporate by reference the documents listed below, all of which are being delivered to you as part of this prospectus.  In accordance with the requirements of Israeli securities law, copies of all the documents incorporated by reference as aforementioned will be attached as annexes to the copies of this prospectus distributed in Israel.  Copies of Reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) will be distributed in Israel as amendments to this prospectus in accordance with the requirements of Israeli securities law.  These documents contain important information about us and our financial situation.

          We incorporate by reference into this prospectus the following documents:

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 , filed with the SEC on June 29, 2004 ;

•	Our Reports of Foreign Private Issuer on Form 6-K filed with the SEC on June 29, 2004 (three reports); and

•

The description of our securities contained in Item 1 of our registration statement on Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996, under the Exchange Act and any amendment or report filed for the purpose of updating that description (see “Description of Share Capital—Ordinary Shares” for a current description of the terms of our ordinary shares).

          You may request, at no cost, a copy of any documents incorporated by reference herein, excluding all exhibits, unless we have specifically incorporated by reference an exhibit, by writing or telephoning us at:

          Elbit Vision Systems
          New Industrial Park, Bldg 7
          P.O.B. 140
          Yokneam
          Israel
          Attention: Mr. Yaky Yanay, CFO

PROSPECTUS

DISTRIBUTION OF WARRANTS TO PURCHASE UP TO
4,183,950 ORDINARY SHARES

AND

RESALE OF UP TO 7,224,668 ORDINARY SHARES
BY CERTAIN SELLING SECURITYHOLDERS

You should rely only on the information incorporated by reference or provided in this prospectus.  We have not authorized anyone to provide you with different information.  We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

________________ ___, 2004

PART II  - INFORMATION NOT REQUIRED IN THIS PROSPECTUS

Item 8.  Indemnification of Directors and Officers

          The Israeli Companies Law, or the Companies Law, provides that a company may include in its articles of association provisions allowing it to:

1.	partially or fully, exempt in advance, an office holder of the company from his responsibility for damages caused by the breach of his duty of care to the company.

2.

enter into a contract to insure the liability of an office holder of the company by reason of acts or omissions committed in his capacity as an office holder of the company with respect to the following:

	(a)	the breach of his duty of care to the company or any other person;

(b)

the breach of his fiduciary duty to the company to the extent he acted in good faith and had a reasonable basis to believe that the act or omission would not prejudice the interests of the company; and

	(c)	monetary liabilities or obligations which may be imposed upon him in favor of other persons.

3.	indemnify an office holder of the company for:

(a)

monetary liabilities or obligations imposed upon him in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court, by reason of acts or omissions of such person in his capacity as an office holder of the company; and

(b)

reasonable litigation expenses, including attorney’s fees, actually incurred by such office holder or imposed upon him by a court, in an action, suit or proceeding brought against him by or on behalf of us or by other persons, or in connection with a criminal action from which he was acquitted, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case by reason of acts or omissions of such person in his capacity as an office holder.

          The Companies Law provides that a company’s articles of association may provide for indemnification of an office holder post-factum and may also provide that a company may undertake to indemnify an office holder in advance, provided such undertaking is limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable and to an amount the board of directors has determined is reasonable in the circumstances.

          The Companies Law provides that a company may not indemnify or exempt the liabilities of an office holder or enter into an insurance contract which would provide coverage for the liability of an office holder with respect to the following:

•	a breach of his fiduciary duty, except to the extent described above;

•	a breach of his duty of care, if such breach was done intentionally, recklessly or with disregard of the circumstances of the breach or its consequences;

•	an act or omission done with the intent to unlawfully realize personal gain; or

•	a fine or monetary settlement imposed upon him.

          Under the Companies Law, the term “office holder” includes a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person’s title.

          The grant of an exemption, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, an office holder of a company requires, pursuant to the Companies Law, the approval of the company’s audit committee and board of directors, and, in certain circumstances, including if the office holder is a director, the approval of the company’s shareholders.

          Our Articles of Association have been amended to allow for indemnification of, and procurement of insurance coverage for our officers and directors to the maximum extent provided for by the Companies Law.

          We have entered into an insurance contract for directors and officers and have procured indemnification insurance for our office holders to the extent permitted by our Articles of Association.  We have never had the occasion to indemnify any of our office holders.

Item 9.  Exhibits

Exhibit Numbers	Description of Document

1.1	Articles of Association, as amended of the Registrant(1)

1.2	Memorandum of Association of the Registrant(1)

4.1	Formation Agreement dated July 4, 1993, among Elbit Ltd., Yossi Barath and Hillel Avni(1)(2)

4.2	Amendment Agreement dated October 26, 1998, among Elbit Ltd., Yossi Barath and Hillel Avni(3)

4.3	Registration Rights Agreement dated February 7, 2001, between Elbit Vision Systems Ltd. and Nir Alon(3)

4.4	Shareholders’ Agreement dated March 18, 2001, between Altro Warenhandels GmbH.and Elbit Ltd. (4)

4.5	Form of Warrant Agreement and Warrant Certificate to be issued to the shareholders pursuant to the Warrant Distribution (5)

4.6	Standby Equity Distribution Agreement, dated March 30, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd. (5)

4.7	Placement Agent Agreement, dated March 30, 2004, between Cornell Capital Partners LLP, Newbridge Securities Corporation and Elbit Vision Systems Ltd. (5)

4.8	Registration Rights Agreement, dated March 30, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd. (5)

*4.9	Amendment to the Standby Equity Distribution Agreement, dated March 30, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd.

5.1	Opinion of Yigal Arnon & Co. (5)

*23.1	Consent of Kessleman & Kessleman

*23.2	Consent of Luboshitz Kasierer

23.3	Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1) (5)

24	Power of Attorney (included on signature page hereof) (5)

*  Filed herewith.

(1)	Incorporated by reference from our Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996.
(2)	English translation or summary from Hebrew original.
(3)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2000.
(4)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2001.
(5)	Previously filed.

Item 10.  Undertakings

                    (a)          The undersigned Registrant hereby undertakes:

                    (1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)          To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

          (iii)          To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

                    (2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                    (3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                    (4)          To file a post-effective amendment to the Registration Statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.  Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

          (b)     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

          (d)     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is sent or given, the registrant’s latest filing on Form 20-F; and any filing on Form 6-K incorporated by reference into the prospectus.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-2 and has duly caused this Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yokneam, Israel, on June 28 , 2004.

ELBIT VISION SYSTEMS LTD.

By:	/s/Zami Aberman

Zami Aberman
President and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

*	Chairman of the Board of Directors	June 28 , 2004

Nir Alon

/s/ Zami Aberman	Chief Executive Officer	June 28 , 2004

Zami Aberman

/s/ Yaky Yanay	Chief Financial Officer	June 28 , 2004

Yaky Yanay

*	Director	June 28 , 2004

Shlomo Alon

*	Director	June 28 , 2004

Naomi Livne

*	Independent Director	June 28 , 2004

Tsvi Piran

*	Independent Director	June 28 , 2004

Zahi Dekel

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES EVS US INC

By:	/S/ Yaky Yanay

Yaky Yanay

Date: June 28 , 2004

* By:	/s/ YAKY YANAY

Yaky Yanay, Attorney-in-fact

EXHIBIT INDEX

Exhibit Numbers	Description of Document

1.1	Articles of Association, as amended of the Registrant(1)

1.2	Memorandum of Association of the Registrant(1)

4.1	Formation Agreement dated July 4, 1993, among Elbit Ltd., Yossi Barath and Hillel Avni(1)(2)

4.2	Amendment Agreement dated October 26, 1998, among Elbit Ltd., Yossi Barath and Hillel Avni(3)

4.3	Registration Rights Agreement dated February 7, 2001, between Elbit Vision Systems Ltd. and Nir Alon(3)

4.4	Shareholders’ Agreement dated March 18, 2001, between Altro Warenhandels GmbH.and Elbit Ltd. (4)

4.5	Form of Warrant Agreement and Warrant Certificate to be issued to the shareholders pursuant to the Warrant Distribution (5)

4.6	Standby Equity Distribution Agreement, dated March 30, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd. (5)

4.7	Placement Agent Agreement, dated March 30, 2004, between Cornell Capital Partners LLP, Newbridge Securities Corporation and Elbit Vision Systems Ltd. (5)

4.8	Registration Rights Agreement, dated March 30, 2004 between Cornell Capital Partners LLP and Elbit Vision Systems Ltd. (5)

*4.9	Amendment to the Standby Equity Distribution Agreement, dated March 30, 2004, between Cornell Capital Partners LLP and Elbit Vision Systems Ltd.

5.1	Opinion of Yigal Arnon & Co. (5)

*23.1	Consent of Kessleman & Kessleman

*23.2	Consent of Luboshitz Kasierer

23.3	Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1) (5)

24	Power of Attorney (included on signature page hereof) (5)

*  Filed herewith.

(1)	Incorporated by reference from our Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996.
(2)	English translation or summary from Hebrew original.
(3)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2000.
(4)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2001.
(5)	Previously filed.